3/14


05006415

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Posadas S.A. de C.V.

*CURRENT ADDRESS

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3274 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 3/14/05



White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

February 9, 2005

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

ARIS
12-31-03

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the announcement calling all shareholders to the Company's General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on April 3rd, 2004;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the announcement calling Series "L" shareholders to the Company's Special Shareholders' Meeting, published in the newspaper "Excelsior" on April 3rd, 2004;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the Annual General Ordinary Shareholders' Meeting held on April 22, 2004;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the Special Shareholders' Meeting held on April 22, 2004;

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2003 Annual Report provided to the shareholders;

(G) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends, dated May 13, 2004;

(H) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary and translation of the executive summary of the Annual Report for the year 2003 submitted on June 30, 2004 to the CNBV and to the BMV, in compliance with the General Rules issued by the CNBV; and

(I) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 30, 2004 to the CNBV and to the BMV, in compliance with the General Rules issued by the CNBV.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Matthew F. Wilhoit

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS — QUARTER 2 — YEAR: 2004

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AS OF JUNE 30, 2004 AND 2003
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**10,290,523**	**100**	**10,330,625**	**100**
2	**CURRENT ASSETS**	**1,478,386**	**14**	**1,179,606**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	238,134	2	238,440	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	831,082	8	498,780	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	328,489	3	349,572	3
7	OTHER CURRENT ASSETS	80,681	1	92,814	1
8	**LONG-TERM**	**175,165**	**2**	**341,095**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	148,780	1	209,864	2
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	26,385	0	31,137	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**7,956,323**	**77**	**8,173,952**	**79**
13	PROPERTY	9,338,895	91	9,374,595	91
14	MACHINERY	1,838,667	18	1,939,656	19
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,375,680	33	3,262,604	32
17	CONSTRUCTION IN PROGRESS	154,441	2	122,305	1
18	**DEFERRED ASSETS (NET)**	**680,649**	**7**	**635,972**	**6**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,228,732**	**100**	**5,958,396**	**100**
21	**CURRENT LIABILITIES**	**1,528,389**	**25**	**950,663**	**16**
22	SUPPLIERS	351,791	6	353,440	6
23	BANK LOANS	326,832	5	251,318	4
24	STOCK MARKET LOANS	353,187	6	0	0
25	TAXES TO BE PAID	93,654	2	59,143	1
26	OTHER CURRENT LIABILITIES	402,925	6	286,762	5
27	**LONG-TERM LIABILITIES**	**3,208,567**	**52**	**3,663,065**	**61**
28	BANK LOANS	1,540,774	25	1,718,526	29
29	STOCK MARKET LOANS	67,817	1	0	0
30	OTHER LOANS	67,817	1	0	0
31	**DEFERRED LOANS**	**1,409,316**	**23**	**1,257,108**	**21**
32	**OTHER LIABILITIES**	**82,460**	**1**	**87,560**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,061,791**	**100**	**4,372,229**	**100**
34	**MINORITY INTEREST**	**1,032,904**	**25**	**1,157,641**	**26**
35	**MAJORITY INTEREST**	**3,028,887**	**75**	**3,214,588**	**74**
36	**CONTRIBUTED CAPITAL**	**2,231,484**	**55**	**2,291,445**	**52**
37	PAID-IN CAPITAL STOCK (NOMINAL)	490,543	12	497,981	11
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,471,545	36	1,456,027	33
39	PREMIUM ON SALES OF SHARES	153,520	4	196,436	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	115,876	3	141,001	3
41	**CAPITAL INCREASE (DECREASE)**	**797,403**	**20**	**923,143**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,476,604	36	1,348,011	31
43	SHARES REPURCHASE FUND	148,432	4	146,808	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(941,817)	(23)	(694,739)	(16)
45	NET INCOME FOR THE YEAR	114,184	3	123,063	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER **2** | YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**74,596**	**100**	**41,584**	**100**
46	CASH	293	0	402	1
47	SHORT-TERM INVESTEMENTS	74,303	100	41,182	99
18	**DEFERRED ASSETS (NET)**	**209,590**	**100**	**274,609**	**100**
48	AMORTIZED OR REDEEMED	203	0	15,449	6
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	209,387	100	259,160	94
21	**CURRENT LIABILITIES**	**3,328,853**	**100**	**2,366,650**	**100**
52	FOREIGN CURRENCY LIABILITIES	774,012	23	621,285	26
53	MEXICAN PESO LIABILITIES	2,554,841	77	1,745,365	74
24	**STOCK MARKET LOANS**	**353,187**	**100**	**2,104,533**	**100**
54	COMMERCIAL PAPER	353,187	100		0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**2,580,470**	**100**	**2,104,533**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,580,470	100	2,104,533	100
27	**LONG-TERM LIABILITIES**	**2,613,457**	**100**	**3,080,612**	**100**
59	FOREIGN CURRENCY LIABILITIES	1,746,457	67	1,965,419	64
60	MEXICAN PESO LIABILITIES	867,000	33	1,115,193	36
29	**STOCK MARKET LOANS**	**1,599,976**	**100**	**1,944,539**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,599,976	100	1,944,539	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**665,358**	**100**	**935,376**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	631,654	95	931,746	100
67	OTHERS	33,704	5	3,630	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	33,704	5	3,630	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(941,821)**	**100**	**(694,739)**	**100**
	ACCUMULATED INCOME DUE TO MONETARY POSITION	**(5,682,776)**	**(603)**	**(5,522,296)**	**(795)**
	INCOME FROM NON-MONETARY POSITION	**4,740,955**	**503**	**4,827,557**	**695**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	(2,287,769)	(1,424,996)
73	PENSION FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	EMPLOYEES (*)	0	0
77	OUTSTANDING SHARES (*)	490,543,277	497,971,377
78	REPURCHASED SHARES (*)	1,505,385	1,375,285

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS — QUARTER **2** — YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1ST TO JUNE 30 2004 AND 2003
(In Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**2,143,797**	**100**	**2,029,952**	**100**
2	COST OF SALES	1,567,641	73	1,470,065	72
3	**GROSS INCOME**	**576,156**	**27**	**559,887**	**28**
4	OPERATING	219,563	10	247,082	12
5	**OPERATING INCOME**	**356,593**	**17**	**312,805**	**15**
6	TOTAL FINANCING	113,746	5	101,928	5
7	**INCOME AFTER FINANCING COST**	**242,847**	**11**	**210,877**	**10**
8	OTHER FINANCIAL OPERATIONS	17,159	1	23,661	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**225,688**	**11**	**187,216**	**9**
10	RESERVE FOR TAXES AND WORKER PROFIT SHARING	80,307	4	46,657	2
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**145,381**	**7**	**140,559**	**7**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	422	0	482	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**145,803**	**7**	**141,041**	**7**
14	INCOME FROM DISCONTINUED OPERATIONS	-1,905	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**147,708**	**7**	**141,041**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**147,708**	**7**	**141,041**	**7**
19	NET INCOME OF MINORITY INTEREST	33,524	2	17,978	1
20	**NET INCOME OF MAJORITY INTEREST**	**114,184**	**5**	**123,063**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER **2** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**2,143,797**	**100**	**2,029,952**	**100**
21	DOMESTIC	1,927,419	90	1,770,849	87
22	FOREIGN	216,378	10	259,103	13
23	EXPRESSED IN US DOLLARS (***)	18,773	1	22,480	1
6	**TOTAL FINANCING COST**	**113,746**	**100**	**101,928**	**100**
24	INTEREST PAID	151,574	133	159,598	157
25	FOREIGN EXCHANGE LOSSES	315,132	277	104,461	102
26	INTEREST EARNED	2,649	2	3,225	3
27	FOREIGN EXCHANGE PROFITS	279,136	245	119,282	117
28	GAIN DUE TO MONETARY POSITION	(71,175)	(63)	(39,624)	(39)
8	**OTHER FINANCIAL OPERATIONS**	**17,159**	**100**	**23,661**	**100**
29	OTHER EXPENSES (INCOME) NET	17,159	100	23,661	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**80,307**	**100**	**46,657**	**100**
32	INCOME TAX	45,669	57	41,788	90
33	DEFERRED INCOME TAX	34,638	43	4,869	10
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED WORKER PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	2,165,038	2,051,998
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	4,086,477	3,844,108
39	OPERATION INCOME (**)	593,736	534,763
40	NET INCOME OF MAJORITY INTEREST (**)	129,783	130,387
41	NET CONSOLIDATED INCOME (**)	112,003	140,452

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER **2** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM APRIL 1ST TO JUNE 30, 2004 AND 2003
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,071,885**	**100**	**965,915**	**100**
2	COST OF SALES	807,246	75	735,095	76
3	**GROSS INCOME**	**264,639**	**25**	**230,820**	**24**
4	OPERATIONS	112,568	11	122,834	13
5	**OPERATING INCOME**	**152,071**	**14**	**107,986**	**11**
6	TOTAL FINANCING	111,848	10	-15,185	-2
7	**INCOME AFTER FINANCING COST**	**40,223**	**4**	**123,171**	**13**
8	OTHER FINANCIAL OPERATIONS	10,978	1	3,445	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**29,245**	**3**	**119,726**	**12**
10	RESERVE FOR TAXES AND EMPLOYEE'S PROFIT SHARING	18,617	2	34,556	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**10,628**	**1**	**85,170**	**9**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	448	0	714	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**11,076**	**1**	**85,884**	**9**
14	INCOME FROM OPERATIONS	-1,905	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**12,981**	**1**	**85,884**	**9**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**12,981**	**1**	**85,884**	**9**
19	NET INCOME OF MINORITY INTEREST	22,105	2	9,402	1
20	**NET INCOME OF MAJORITY INTEREST**	**-9,124**	**-1**	**76,482**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER **2** | YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,071,885**	**100**	**965,915**	**100**
21	DOMESTIC	958,761	89	826,797	86
22	FOREIGN	113,124	11	139,118	14
23	EXPRESSED IN US DOLLARS (***)	9,815	1	12,070	1
6	**TOTAL FINANCING COST**	**111,848**	**100**	**-15,185**	**100**
24	INTEREST PAID	80,121	72	73,738	486
25	FOREIGN EXCHANGE LOSSES	190,269	170	0	0
26	INTEREST EARNED	935	1	656	4
27	FOREIGN EXCHANGE PROFITS	143,256	128	80,007	527
28	GAIN DUE TO MONETARY POSITION	(14,351)	-13	(8,260)	(54)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**10,978**	**100**	**3,445**	**100**
29	OTHER EXPENSES (INCOME) NET	10,978	100	3,445	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**18,617**	**100**	**34,556**	**100**
32	INCOME TAX	27,272	146	21,584	62
33	DEFERRED INCOME TAX	-8,655	-46	12,972	38
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN THE FINANCIAL RESULTS
FROM JANUARY 1ST TO JUNE 30 2004 AND 2003
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**147,708**	**141,041**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	213,135	192,552
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**360,843**	**333,593**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(100,251)	(103,906)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**260,592**	**229,687**
6	CASH FLOW FROM EXTERNAL FINANCING	(107,967)	(55,674)
7	CASH FLOW FROM INTERNAL FINANCING	(6,887)	(6,800)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(114,854)**	**(62,474)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(139,740)**	**(191,410)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	5,998	(24,197)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	232,136	262,637
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	238,134	238,440

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN THE FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**213,135**	**192,552**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	195,595	217,269
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	35,996	(15,972)
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	(71,175)	(38,749)
17	+(-) OTHER ITEMS	52,719	30,004
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(100,251)**	**(103,906)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(134,921)	(15,400)
19	+(-) DECREASE (INCREASE) IN INVENTORY	55,313	740
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	(37,334)	1,727
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	116,969	(25,219)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(100,278)	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(107,967)**	**(55,674)**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	689,851	1,851,071
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(797,818)	(1,906,745)
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(6,887)**	**(6,800)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(815)
31	(-) DIVIDENDS PAID	(2,030)	0
32	+ PREMIUM ON SALE OF SHARES	(1,684)	(5,985)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(3,173)	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(139,740)**	**(191,410)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(9,886)	(13,713)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(32,147)	(65,774)
36	(-) INCREASE IN BUILDINGS IN PROGRESS	(43,154)	24,309
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(54,553)	(136,232)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER **2** | YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.89	%	6.95	%
2	NET INCOME TO STOCKHOLDERS EQUITY (**)	4.28	%	4.06	%
3	NET INCOME TO TOTAL ASSETS (**)	1.09	%	1.36	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	48.19	%	28.90	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.40	times	0.37	times
7	NET SALES TO FIXED ASSETS (**)	0.51	times	0.47	times
8	INVENTORY ROTATION (**)	9.24	times	8.09	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	61	days	39	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.46	%	8.25	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.53	%	57.68	%
12	TOTAL LIABILITIES TO STOCK HOLDERS EQUITY	1.53	times	1.36	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.78	%	33.77	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.33	%	44.81	%
15	OPERATING INCOME TO INTEREST PAID	2.35	times	1.96	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.66	times	0.65	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.97	times	1.24	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.75	times	0.87	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.25	times	0.20	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.58	25		%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	16.83	%	16.43	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.68)	%	(5.12)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	1.72	times	1.44	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	94.00	%	89.12	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	6.00	%	10.88	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	23	%	34	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER **2** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.26		$ 0.26	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 1.19		$ 1.07	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	BOOK VALUE PER SHARE	$ 6.17		$ 6.46	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO BOOK VALUE	1.14	times	0.85	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	27.08	times	21.01	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 2**

Grupo Posadas, S.A. de C.V.

ANNEX 1

Total Revenues

Unlike previous quarters, when the Fiesta Americana Vacation Club and the fees collected by the Company's hotel operation business were Company's main sources of revenue, in this quarter, the Company observed an improvement in the results of the Company's owned hotels, which experienced a 2.6 percentage point (pp) increase in occupancy levels as well as an average daily rate (ADR) very similar to the same period in 2003, in real terms. This improvement in the performance of the Company's hotels, as well as another strong quarter for the Fiesta Americana Vacation Club and greater management fees - explained in greater detail below – resulted in an increase of 11% in consolidated revenues.

The Company's Hotels

While there was a decrease of 1.5% in the revenue of Posadas owned hotels it was the result of the sale last year of the Caesar Park Sao Paulo and the Holiday Inn McAllen Civic Center, which in the first if those hotels had not been sold, half of 2003 revenues 40 million pesos of revenue accounted for approximately increased by 6%.

We observed greater demand in urban areas, which in recent quarters had been stagnated, in particular cities in northern, central and western of Mexico which are primarily business destinations. This, added to ADR's that are practically at the same level as last year, caused an increase of 3% in the effective ADR of Posadas owned urban hotels.

A more favorable economic environment combined with the dynamic strategy for maximizing room revenue implemented by the Company in 2002 have begun to show results. An already fully integrated central inventory and centralized reservations system, as well as the systemized sales processes and techniques utilized by the Groups and Incentives sector have allowed Grupo Posadas' sales force to respond to customers immediately with respect to availability and rates. The Company has a offering the best available rate in all the distribution channels.

In addition, more aggressive commercial strategies as well as more extensive media coverage have increased our hotels' revenue. In particular, commercial efforts such as the

"Boleto Gratis" (Free Ticket) promotion, launched last May, have had a very favorable impact on the occupancy levels, both at urban and coastal locations with respect to the latter, occupancy increased 5 in the quarter.

Despite of the increase of energy prices in Mexico and its impact on our hotels, the profit margin improved by half a percentage point when compare to Second Quarter 2003. In this sense, we have started to see the results of migrating the administration of the hotels to a centralized and shared services model through Conectum. All Posadas owned hotels in Mexico were fully integrated into this platform in May.

Growth in revenue from leased hotels was driven mainly by new openings in the last 12 months, including the Fiesta Inn (FI) Centro Histórico (Mexico City), Fiesta Inn Insurgentes (Mexico City), Cesar Business Belo Horizonte, Fiesta Inn Culiacán and recently, in May, a Caesar Park in the Faria Lima zone of Sao Paulo, with 131 rooms. While direct costs have grown more than revenue due to the fixed rents of these new additions greater profit margins will be seen as these hotels mature.

The factors above-mentioned caused a percentage point increase in the occupancy levels of the chain hotels with the same ADR in real terms. This increase in occupancy levels reflects of 12 openings in the last year, all of which are urban hotels.

In addition to this improved performance, the gradual transformation of the Company toward a business mix in which service revenue contributes more to the consolidated figure, has had a positive effect on the results. Revenue and management contribution grew by 38.7% and 35.2% respectively.

Other Businesses

Vacation Club continues to maintain the favorable trend that it has displayed in recent quarters. Combined sales at the Los Cabos and Cancun developments reached approximately US$31 million in the half-year period, 30% greater that in the first half of 2003. To maintain the proportion of the contribution to the EBITDA of this business, expansion projects in other destinations are being considered.

Operating Income and EBITDA

The increases in the contribution of the 3 core businesses, combined with lower depreciation, resulted in an increase of 41% in operating income. Moreover, EBITDA increased by 5% when compared to Second Quarter 2003 and the EBITDA margin improved by nearly 1% from 22.3% to 23.2% during the same period.

Development

We continued to add hotels in Second Quarter 2004. As previously mentioned, the Caesar Park and Caesar Business Faria Lima- a twin hotel in Sao Paulo, were opened under leasing and operating contracts, respectively. In addition a 105-room Fiesta Inn was opened in Colima. These bring total openings.

The Company currently has 28 hotels with more than 4,200 rooms in development, either under construction or with operating contracts already signed, for the next two years.

Financial Situation

By the end of June 2004, the Company had a total debt of US$331.5 million and cash of 238.1 million Mexican pesos. The average term of the company's debt at the end of the second quarter is 2.5 years. We are currently investigating some financing alternatives to extend that term.

Moreover, the debt/EBITDA ration was 3.9 times and our interest coverage, measured as EBITDA dividend between net interests, was 3.4 times, which is the best in the Company's history. Approximately 45% of the consolidated debt is under floating rates.

In July, for the second consecutive year, we paid dividends of 11.5 cents per share to our stockholders.

Quarter 2 Year: 2004

Ticker: Posadas

Grupo Posadas, S.A. de C.V.

Notes to the Financial Information

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under their circumstances.

The significant accounting policies of the Company are as follows:

a. Recognition of the effects of inflation –

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period duet to the effect of the translation. Consequently, all consolidated financial statement amounts are comparable, both for the current and prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

b. Marketable securities

These are primarily money market securities valued at their market price.

c. Inventory and operating costs

Inventories and its related cost are valued at average cost, which due to high turnover is similar to replacement cost.

d. Inventory and real estate development

Intervals of the time-share club are recorded at their acquisition, development and building cost, usually in US dollars are updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector.

Intervals of the long term time-share club correspond to the cost of the Fiesta Americana Cancún hotel which is under refurbishment to incorporate time-share services.

e. Investment in shares

Investment in shares where the Company has a significant influence are recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies. Investments where the Company does not have a significant influence are valued at their cost, restated according to the NCPI, BUT NO EVENT exceeding their sale price.

f. Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, base on the economic useful lives and residual values of such property and equipments as determined by independent appraisers. Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of year end.

The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

g. Employee benefits

According to the Mexican Labor Law, Mexican companies are liable for severance payments and seniority premiums to terminated employees under certain circumstances. In addition, as of 1996, the Company established a pension plan covering the retirement of its executives.

The policy of the Company is to record severance payments as results of the period in which they are incurred. The liability for seniority premiums is recorded as its accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees.

There are no significant labor liabilities in the case of foreign subsidiaries.

h. Income tax, tax on assets and employee statutory profit-sharing

Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

i. Cumulative effect of restatement

The cumulative effect of restatement mainly consists of translating the results of foreign subsidiaries, and from holding no monetary assets of prior years and their corresponding restatement effect.

j. Recognition of revenue

Revenues from hotel operations and management services are recognized when such services are rendered. Revenues from Vacation Club operations are recognized when the relevant contract is formalized and the corresponding down payment is collected.

k. Integral financing cost

Integral financing cost consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of year end.

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month it is restated at year end with the corresponding inflation factor.

l. Other related businesses

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, the sale of Vacation Club intervals, the distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

m. Majority income per share

Majority income per share is determined by dividing majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible bonds and contracts, 2) the above-mentioned income, 3) the weighted average number of common shares outstanding and 4) to the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligation and bond issuance contracts.

n. Statements of changes in financial position

Present changes in constant Mexican pesos, according to the financial position at prior year end, restated to Mexican pesos as of the most recent year end.

o. Integral results

Includes net income for the current fiscal period and the items that represent gain and losses, that in accordance with specific provisions are represented in shareholders investment, such as results arising out of non-monetary assets.

p. Derivatives

The Company records all effects of its derivatives agreements as assets and liabilities. Derivatives affect assets, liabilities, operations or risks at the time they occur.

q. Financial instruments

The Company records all effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER **2** YEAR:**2004**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
	SUBSIDIARIES					
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99	2,681,441	4,368,278
2	POSADAS DE MEXICO, S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	96,947	1,170,410
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99	84,073	358,298
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1		257,297	128,468
5	FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	SINCA	1	51.97	52,564	219,256
6	INVERSIONES LAS POSADAS 4500 CA	REAL ESTATE	1	99.99	47,943	95,667
7	POSADAS USA INC.	MANAGEMENT	1	99.99	34,563	98,768
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70	8,929	19,215
9	COMPAÑÍA PROVEEDORA HOTELERA, S.A. DE C.V.	SUPPLY OF GOODS	1	99.99	9,889	9,843
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75	188	1,238
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C,.V.	PROJECTS PLANNING AND SURVEILLANCE	1	99.99	12,180	-377
12	OTHER SUBSIDIARIES (4)		1	0	75,875	(32,082)
	TOTAL INVESTMENT IN SUSIDIARIES				**3,361,889**	**6,436,982**
	ASOCIATED					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.					
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25	3,800	15,944
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DE RIO	HOTEL MANAGEMENT	2,394,566	9.2	103	4,741
4	TURISRIO COMPAÑIA DE TURISMO DE ESTADO DO RIO	HOTEL MANAGEMENT	24,551,107	1.91	0	3,254
5	OTHER ASOCIATED (4)	HOTEL MANAGEMENT	1,648,071	0.49	0	0
			1	0	65	2,358
	TOTAL INVESTMENT ASSOCIATED		0	0	0	0
	OTHER PERMANENT INVESTMENTS					
	T O T A L					0
						6,463,367

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 2 YEAR:2004

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
DEG	30/05/2006	5.82	0	0	0	0	0	0	0	0	4,063	4,063	8,269	0	0	0
INTERNATIONAL FINANCE CORP.	15/07/2006	9.36	0	0	0	0	0	0	0	0	41,147	12,333	53,480	12,563	0	0
INTERNATIONAL FINANCE CORP.	15/07/2012	5.86	0	0	0	0	0	0	0	0	15,166	15,166	30,331	30,331	30,331	121,324
BANCOMEXT	19/08/2009	4.94	0	0	18,990	18,990	37,980	37,980	37,980	6,723	0	0	0	0	0	0
BANCOMEXT	22/11/2005	3.90	0	0	12,102	12,102	236,567	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	30/04/2009	4.17	0	0	1,931	1,931	1,011	0	0	0	0	0	0	0	0	0
BANAMEX	17/08/2008	7.71	0	0	57,629	57,629	115,258	115,258	115,258	57,629	0	0	0	0	0	0
SCOTIABANK INVERLAT	04/09/2007	5.10	0	0	9,313	9,313	18,626	18,626	190,921	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/07/2011	4.00	0	0	0	0	0	0	0	0	6,281	6,281	12,562	12,562	12,562	125,062
LAREDO NATIONAL BANK	05/02/2013	5.00	0	0	0	0	0	0	0	0	761	761	1,521	1,521	1,521	11,713
VARIOS			20,880	42,304	0	0	0	0	0	0	0	0	0	0	0	0
FINANCIAL INSTITUTIONS																
HSBC	12/09/2006	9.63	0	43,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**20,880**	**85,304**	**99,965**	**99,965**	**409,442**	**171,864**	**344,159**	**64,352**	**67,418**	**38,604**	**106,163**	**56,977**	**44,414**	**258,099**
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
FINAMEX	02/12/2004	10.54	200,000	0	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	16/02/2006	10.09	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	07/07/2006	9.88	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	06/05/2009	12.11	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
WITH GUARANTEES																
IXE	27/01/2009	5.15	153,187	799,976	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			**353,187**	**1,599,976**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS			45,858	0	0	0	0	0	0	0	0	2,756	0	0	0	0
MERCHANDISE SUPPLIERS			279,483	0	0	0	0	0	0	0	0	23,694	0	0	0	0
TOTAL SUPPLIERS			**325,341**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**26,450**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES			273,900	67,817	0	0	0	0	0	0	0	129,025	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES OTHER LOANS			**273,900**	**67,817**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**129,025**	**0**	**0**	**0**	**0**
			973,308	**1,753,097**	**99,965**	**99,965**	**409,442**	**171,864**	**344,159**	**64,352**	**67,418**	**194,079**	**106,163**	**56,977**	**44,414**	**258,099**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER 2 | YEAR: 2004

GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND OF DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS					
LIABILITIES POSITION	59,101	681,182	83,352	960,703	1,641,885
SHORT TERM LIABILITIES POSITION	143,069	1,648,985	32,961	379,911	2,028,896
LONG TERM LIABILITIES POSITION	10,558		13,637	157,181	278,867
NET BALANCE	(83,968)	(967,803)	50,391	580,792	(387,011)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER **2** | YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	1,189,032	4,647,902	3,458,870	0.62	21,445
FEBRUARY	1,163,936	5,264,108	4,100,172	0.60	24,601
MARCH	1,204,088	4,399,888	3,195,800	0.34	10,866
APRIL	1,250,150	4,975,140	3,724,990	0.15	5,587
MAY	1,598,193	4,635,803	3,037,610	(0.26)	(7,594)
JUNE	1,480,380	5,173,020	3,692,640	0.16	5,908
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	10,046
OTHER:	0	0	0	0.00	0
TOTAL					**71,175**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2004
GRUPO POSADAS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
HOTELES CAESAR PARK	"GRAN TURISMO" HOTELS	488,129	58
HOTELES FIESTA AMERICANA	"GRAN TURISMO" AND FIVE STAR HOTELS	4,610,228	61
HOTELES FIESTA INN	FOUR-STAR "BUSINESS CLASS" HOTELS	1,492,506	62
HOTELES HOLIDAY INN	FIVE-STAR HOTELS	16,564	71
HOTELES THE EXPLOREAN	FIVE-STAR "DE AVENTURA" HOTELS	33,041	22

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **GRUPO POSADAS, S.A. DE C.V.** QUARTER **2** YEAR: **2004**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL OPERATION				1,927,419		FIESTA AMERICANA, FIESTA INN	GENERAL PUBLIC
T O T A L				1,927,419			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER **2**

YEAR: **2004**

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL OPERATION				216,378		CAESAR PARK, HOLIDAY INN	GENERAL PUBLIC
T O T A L				216,378			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER **2** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A		0	383,661,515		383,661,515		383,661	
L		0	106,881,762			106,881,762	106,882	
TOTAL			490,543,277	0	383,661,515	106,881,762	490,543	0

TOTAL OF SHARES THAT REPRESENT THE PAID IN CAPITAL STOCK AS OF THE DATE HEREOF.

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	3	0.01000	0.03000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER **2** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

The company's development plan for the next 24 months includes the opening of 19 new hotels concentrated in the Fiesta inn and Caesar Business trademarks. All of those hotels are already in the building stage.

The total estimated investment of the development plan amounts to US $3.07 million, 5.5% of which corrrespond to the Company's investment and the remaining amount of which will be third party investment.

Translation of financial statements of foreign subsidiaries

(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Financial statements of foreign subsidiaries that operate independently are restated according to the inflation index of the corresponding country and translated into Mexican pesos using the exchange rate in effect at the end of the last resported month.

Of the Company's total income, 89% comes from Mexican companies, 6% from Brazil, 3% from the USA and 2% from Argentina. Exchange rates used to translate financial statements into Mexican pesos as of June 30 2004 were:

Brazilian Real - 3.7090 Mexican Pesos

US Dollar - 11.5258 Mexican Pesos
Argentinian Peso - 3.9083 Mexican Pesos

MEXICAN STOCK EXCHANGE

TICKER: POSADAS QUARTER **2** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Declaration from the company officials responsable for the information — Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD CORRESPONDING TO THE SECOND QUARTER OF 2004 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
VICE PRESIDENT OF FINANCE

L.C. FERNANDO LOPEZ VAZQUEZ
ADMINISTRATIVE DIRECTOR

México, D.F., July 28, 2004

MEXICAN STOCK EXCHANGE

TICKER: POSADAS | DATE: 28/07/2004 17:25
GRUPO POSADAS, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 2o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS:	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 2o. Piso y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	ING. MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 2o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posadas.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	ING. GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 2o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326 6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155-2o. PISO, 4o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	ING. MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 2o. Piso, 4o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000

MEXICAN STOCK EXCHANGE

TICKER: POSADAS DATE: 28/07/2004 17:25
GRUPO POSADAS, S.A. DE C.V.

CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL: mborja@posadas.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: MANAGER OF STOCK EXCHANGE INFORMATION
NAME: ING. MANUEL BORJA CHICO
ADDRESS: REFORMA LOMAS 155 2o. Piso, 4o. PISO Y P.H.
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: CONTROLLER
NAME: L.C. FERNANDO LOPEZ VAZQUEZ
ADDRESS: REFORMA LOMAS 155 2o. PISO, 4o. PISO Y P.H.
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326 6701
E-MAIL: flopez@posadas.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE: LEGAL DIRECTOR
NAME: LIC. FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS: REFORMA LOMAS 155 2o. PISO, 4o. PISO Y P.H.
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: SECRETARY OF THE BOARD OF DIRECTORS
TITLE: SECRETARY OF THE BOARD OF DIRECTORS
NAME: LIC. FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS: REFORMA LOMAS 155 2o. PISO, 4o. PISO Y P.H.
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE: VACANT
NAME: VACANT
ADDRESS: REFORMA LOMAS 155 2o. PISO, 4o. PISO Y P.H.
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701

MEXICAN STOCK EXCHANGE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

DATE: 28/07/2004 17:25

E-MAIL:

TITLE MSE:	PARTY RESPONSIBLE FOR STOCKHOLDERS INFORMATION
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	LIC. OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 2o. PISO, 4o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	LIC. OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 2o. PISO, 4o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	LIC. OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 2o. PISO, 4o. PISO Y P.H.
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

English translation of the announcement calling all shareholders to the Annual General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on April 3, 2004.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors at their Meeting held January 28, 2004, and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with Clauses Nineteenth, Twentieth paragraph a), Twenty-First and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend the Annual General Ordinary Shareholders' Meeting that will take place on April 22, 2004 at 10:45 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Submission, discussion and approval, if applicable, of (i) financial, management and, accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as (ii) the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2003, with respect to Grupo Posadas, S.A. de C.V. (the "Company") and subsidiaries where it holds majority of shares of the capital stock, when the investment value for each one of them exceeds 20% of the net worth capital of the Company according to the latest financial position statement at the close of the corresponding fiscal year, if applicable;
II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law;
III. Submission, discussion and approval, if applicable, of the Company's application of results, including legal reserves. Resolution on payment of a dividend of $0.115 pesos per share;
IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of he Company's own shares;
V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members who will be the secretaries and examiners of the Company, and the determination of their compensation;
VI. Determination of the number of Board Members who will make up the Executive Committee;
VII. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and
VIII. Reading and approval, if applicable, of the corresponding Minutes.

The shareholders are reminded that, under the terms of the current Bylaws, the Registry of Shares will close three working days before the date established for the meeting, and the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. To have the right to attend the meeting, shareholders shall deposit at the Company's offices located at the above mentioned domicile, at the latest three business days before the Meeting, titles of their shares or deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered before the Registry of Shares will be given the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3 paragraph VI of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Information mentioned in the Agenda shall be made available to the shareholders at the corporate offices of the Company located at the address previously mentioned, as of the date of this Agenda until the day prior to the Meeting.

Mexico City, April 1, 2004.
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

English translation of the announcement calling Series "L" shareholders to the Special Shareholders' Meeting, published in the newspaper "Excelsior" on April 3, 2004.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors at their Meeting held January 28, 2004, and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with the Twentieth, paragraph c, Twenty-First and other related Articles of the Corporate Bylaws, the Series L shareholders of Grupo Posadas, S.A. de C.V. (the "Company") are convened to attend a Special Shareholders' Meeting for Series L Shareholders that will take place on April 22, 2004 at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to elect the members of the Board of Directors and their respective alternates corresponding to Series L Shares, in accordance with the Corporate Bylaws of the Company Appointment of a special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

Shareholders are reminded that, under the terms of the current Bylaws, the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit the Company's offices located at the above mentioned domicile, at the latest three business days before the Meeting, titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered in the Registry of Shares will be provided with the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3 (paragraph VI) of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Mexico City, April 1, 2004
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 22, 2004 AT 10: 45 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:45 a.m. on April 22, 2004, the Shareholders and Shareholders' Attorneys in fact, whose names and number of shares they represent are mentioned herein below, met with the purpose of holding a General Ordinary Shareholders' Meeting for Grupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the summons to the Meeting published in the newspaper "Excelsior" on April 3, 2004 which contains the following:

AGENDA

I. Submission, discussion and approval, if applicable, of (i) financial, management, accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as (ii) the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2003, with respect to the Company and subsidiaries where it holds majority of shares of the capital stock, when the investment value for each one of them exceeds 20% of the net worth capital of the Company according to the latest financial position statement at the close of the corresponding fiscal year, if applicable and confirmation of the activities performed by the Board of Directors, secretaries and examiners;

II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law;

III. Submission, discussion and approval, if applicable, of the Company's application of results, including constitution of legal reserves and payment of a dividend of $0.115 pesos per share;

IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of the Company's own shares;

V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members who will be the secretaries and examiners of the Company, and their compensation;

VI. Decision and appointment of the number of Board Members who will make up the Executive Committee;

VII. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and

VIII. Reading and approval, if applicable, of the corresponding Minutes.

FIRST ITEM ON THE AGENDA

1. The financial statements and other information presented by the Chairman on behalf of the Board of Directors, corresponding to 2003, were approved.
2. The report of the Examiner of the Company with regard to the financial statements of the Company for the year 2003 were approved.
3. The resolutions adopted and actions taken by the Board of Directors, the Executive Committee and Executive officers of the Company during such fiscal year, were also ratified, releasing them from any liability that may arise from their actions.
4. The financial statements for the year 2003 shall be published in the Official Gazette of the Federation *(Diario Oficial de la Federación)*, as referred to in Article 172 of the General Law of Commercial Companies.

SECOND ITEM ON THE AGENDA

1. The Report of the Auditing Committee was approved.
2. The resolutions adopted and actions taken by the Auditing Committee were approved and ratified, releasing its members from any liability that may arise from their actions.

THIRD ITEM ON THE AGENDA

1. The amount of $6,822,000.00 shall be set aside from the majority net income of $136,438,000.00 registered in the financial statements of the Company, in order to increase the Legal Reserve, pursuant to the provisions of Article 20 of the General Law of Commercial Companies.
2. a) A profit sharing dividend equivalent to 0.115 Mexican pesos per share to the Company's shareholders. These dividends correspond to the profits earned during the fiscal year 2003, including accumulated profits from previous fiscal years.

   b) The remainder of the net profit, that is, the amount of $70,685,000.00 shall be accounted as pending application profits.
3. The dividend mentioned above shall be payable as of July 1, 2004 as follows:
   a) In the case of shareholders of the company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 2, and if applicable, upon evidence of legitimate ownership.
   b) In the event of shareholders of the company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 2 and evidencing their shareholder

condition through the corresponding registration at the issuer's registry of shares.

c) In the case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering to such shareholder the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupon 2 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholders position by means of their registration at the issuer's registry of shares.
d) Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL, shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

FOURTH ITEM ON THE AGENDA

1. The Meeting agreed that the maximum amount for the acquisition of the Company's own shares, within the scope set forth by the Securities Market Law, Article 14 Bis 3, section I, shall be 30 percent of the Company's accumulated profits. Therefore, the Company shall establish the corresponding reserve.
2. The Board of Directors' report about the Company's policies and resolutions about acquisition and placement of the Company's own shares, was thereby approved and Manuel Borax Chico, Gabriel Elías Guzmán and Oliver Iriarte Fuentes were authorized to instruct the purchase and placement of the Company's own shares, whether acting jointly or separately.

FIFTH ITEM ON THE AGENDA

The Chairman informed those present at the Meeting about the resolution approved at the previously held Series "L" Shareholders Special Meeting by means of which Board Members representing series "L" shares were appointed. The Chaiman also presented a proposal made by a group of shareholders that the Board of Directors of the Company's consist of a total of eleven members, as follows:

MEMBERS OF THE BOARD

CHAIRMAN	MR. GASTON AZCARRAGA ANDRADE
Series "A" Shares Members	
FULL MEMBERS	ALTERNATE MEMBERS
MR. GASTÓN AZCARRAGA ANDRADE	MR. JORGE CARVALLO COUTTOLENC
MR. ENRIQUE AZCARRAGA ANDRADE	MR. JAVIER BARRERA SEGURA
MR. PABLO AZCARRAGA ANDRADE	MR. JOSE CARLOS AZCARRAGA ANDRADE
MR. FERNANDO CHICO PARDO	MR. MANUEL BORJA CHICO

MR. JOAQUIN VARGAS GUAJARDO	MR. JOSÉ VARGAS SANTAMARINA
MR. CARLOS LLANOS CIFUENTES	MR. MIGUEL ALEJANDRO GARCIA JARAMILLO
MR. ANTONIO MADERO BRACHO	MR. EUGENIO MADERO PINSON
MR. SERGIO MARISCAL LOZANO	MR. SERGIO MARISCAL CORONA
MR. ELOY CHOUZA AZCARRAGA	MR. RICARDO CHOUZA AZCARRAGA
Series "L" Shares Members	
FULL MEMBERS	
MR. CARLOS BUSTAMANTE ACHONDO	MR. CARLOS BUSTAMANTE AUBANEL
MR. SALVADOR OÑATE ASENCIO	MR. MARIO OÑATE BARRON

It was also proposed to appoint Mr. Fernando Loera Aguilar as Examiner of the Company, Mr. José Javier Goyeneche Polo as Alternate Examiner Francisco Javier López Segura as Secretary and Ricardo Maldonado Yáñez as Alternate Secretary. These appointed Secretaries are not members of the Board of Directors.

Following discussion among the shareholders and the shareholders' Attorneys in fact, the above proposals were approved by unanimous vote and the following resolutions were adopted:

1. The Board of Directors is made up in the manner mentioned above and the persons appointed as Secretaries and Examiners are as mentioned above. The appointed Members, Secretaries and Examiners accepted their offices, committing themselves to the faithful and loyal fulfillment of their duties, guaranteeing their functions according to the terms set forth in the Company's Bylaws. The Board of Directors shall have the powers set forth in Article Sixteen and other related articles in the Company's By-Laws.

2. To set forth as compensation for the Directors, Examiner and Secretary for the fiscal year of 2004, and until the next Annual Ordinary Shareholders' Meeting, for attendance at each Board Meeting, amount equal to two *centenarios*, the withholding of the corresponding tax. The Alternate Members shall receive the same compensation, but only when they attend Board Member meetings.

3. To hold Board Members, Secretaries and Examiners free and clear of any claim, petition, proceeding or investigation that may be initiated in Mexico or in any country where the Company's shares or titles are registered or traded, including payment of damages, legal fees and other advisors' fees.

SIXTH ITEM ON THE AGENDA.

The Chairman proposed that in accordance with the Bylaws of the Company currently in force and effect, the Executive Committee be organized and that the following Members of the Board of Directors be appointed, subject to confirmation of the General Extraordinary Shareholders' Meeting:

MEMBERS	ALTERNATES

Mr. Gastón Azcárraga Andrade	Mr. Jorge Carvallo Couttolenc
Mr. Pablo Azcárraga Andrade	Mr. Michel Montant Caron
Mr. Javier Barrera Segura	Mr. Rafael de la Mora Ceja
Mr. Manuel Borja Chico	

The following resolutions were agreed upon.

1.- To organize an Executive Committee in accordance with the above proposal.

2.- The members of the Executive Committee shall not receive any compensation for their attendance at the Committee's meetings.

3.- To hold members of the Committee free and clear of any claim, petition, proceeding or investigation that may be initiated in Mexico or in any country where the Company's shares or titles are registered or traded, including payment of damages, legal fees and other advisors' fees.

SEVENTH ITEM ON THE AGENDA

Messrs. Gabriel Elías Guzmán, Oliver Iriarte Fuentes, Francisco Javier López Segura and Ricardo Maldonado Yáñez were authorized to, jointly or severally, appear before the Notary Public of their choice for the purpose of requesting and granting the total or partial notarization of these Minutes, if necessary, and to give all notices, obtain all permits and carry out all the procedures as may be necessary in order to formalize the resolutions adopted at this Meeting and fulfill the same.

The undersigned, Francisco Javier López Segura, Secretary of the Board of Directors of The Company, certifies that this summary of the Minutes of the above mentioned meeting is in accordance with the original text of the corresponding minutes.

[illegible signature]

Lic. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES "L" SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 22, 2004 AT 10:00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:00 a.m. on April 22, 2004, the Series "L" Shareholders and Series "L" Shareholders' attorneys in fact, whose names and number of shares they represent are mentioned herein below, met with the purpose of holding an Special Shareholders' Meeting ofGrupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate Bylaws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "Excelsior"on April 3, 2004 which contains the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to appoint Full Members of the Board of Directors and their respective Alternate Members to be appointed by Series "L" shareholders, according to the Bylaws of the Company Appointment of special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

The Chairman informed the Series "L" shareholders and their attorneys in fact that in accordance with the Securities Market Law they are entitled to appoint up to two Full Members of the Board of Directors and their corresponding Alternate Members.

Pursuant to the above, a group of Series "L" shareholders proposed to appoint Mr. Fernando Chico Pardo and Mr. Joaquín Vargas Guajardo as Full Members of the Series "L" shares and Mr. Mark Langdale and Mr. Jorge Carvallo Couttolenc as Alternate Members for the Full Members aforementioned, respectively. Pursuant to prior deliberation of the shareholders and shareholders' attorneys in fact, such proposals were approved by unanimous vote of the members present. Mr. Carlos Bustamante Anchondo Mr. Salvador Oñate Asencio were and designated as Full Members of the Board and Mr. Carlos Bustamante Aubanel and Mr. Mario Oñate Barrón were designated as Alternate Members for the aforementioned Full Members.

Likewise, it was unanimously agreed by the Meeting to appoint Mr. Francisco López Segura to inform the General Ordinary Shareholders' Meeting of the Company, which will take place on April 22, 2004 at 10:45 A.M., of the resolutions adopted of this Meeting in order to formalize the appointment of the Series "L" Members of the Board.

After reading the corresponding Minutes, Mr. Francisco Javier Lopez Segura, Secretary of the Board of Directors of the Company certifies and confirms that the present summary of the Shareholder´s meeting is, in accordance with the original text of the corresponding minutes.

Mr. Francisco Javier López Segura
Secretary of the Board of Directors.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: May 13, 2004. 17:26 PM

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: A, L

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.

I. Payment of a cash dividend. As per resolutions agreed upon at the general Ordinary Shareholders' Meeting of Grupo Posadas S.A. de C.V. (the "Company") held on April 22, 2004, payment of a cash dividend equivalent to $0.115 Mexican pesos per each Series "A" or Series "L" share issued by the Company was approved and shall be paid as July 1st, 2004 against delivery of coupon number two of the Company's capital stock. II. Requirements. Payment of the dividend mentioned above shall be made in one installment at the offices of S.D. INDEVAL, on business days and at regular business hours. In order to have the right to such payment of dividends, shareholders are required to be registered at the Company's Registry of Shares held by S.D. INDEVAL. In the case of holders of certificates representing shares not deposited at S.D. INDEVAL, payment of such dividend is subject to the Income Tax Law and shall be made through a non negotiable registered check in favor of the corresponding shareholder duly registered in the Company's Registry of Shares with evidence of his tax payer registration. Likewise, prior to the payment described, shareholders shall have cancelled and replaced the definitive tiles or certificates representing shares. III. Period, place and time. Payment of the dividend shall be made as of July 1st, 2004 at the offices of S.D. INDEVAL, or at the Company's Treasury offices located at Paseo de la Reforma 155, 4th floor, Col. Lomas de Chapultepec, C.P. 11000, México, D.F.

English translation of the Executive Summary of the 2003 Annual Report submitted to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") in accordance with the New General Rules issued by the CNBV.

Executive Summary

Grupo Posadas, S.A. de C.V. (the "Company") is the largest hotel operator in Mexico in terms of number of hotels, number of rooms, geographic coverage, sales and market share according to the Market Research Department of the Company. As of December 31, 2003, the Company operated 78 hotels, representing a total amount of 14,605 rooms, in 45 locations in Mexico, United States, Brazil and Argentina, offering services to a wide range of business and tourist clients. The core of the Company's business is located in Mexico, where it operates 63 hotels with a total of 12,040 rooms in 36 locations, including the most important beach and city destinations. The Company is currently operating 6 hotels with 1,011 rooms in Texas and, after the acquisition of the Caesar Park chain in 1998, 8 hotels in Brazil with a total of 1,384 rooms and one hotel in Argentina with 170 rooms. As of December 31, 2003, of the 78 hotels managed, the Company had a majority equity interest in 35 of them, it managed 30 and 13 were leased.

The Company has expanded through the strong positioning and development of its brands, which emphasize a reliable service and client appreciation. The Company operates its hotels in Mexico through its Fiesta Americana and Fiesta Inn brands. Fiesta Americana hotels offer a wide variety of services and luxury rooms, targeting the high end tourists in beach destinations as well as sophisticated business travelers in city destinations. Fiesta Inn hotels on the other hand are smaller hotels, with lower room rates, with comfortable rooms and located in medium or small size cities, as well as in the suburban areas of large cities.

In Argentina and Brazil, the Company operates is luxury hotels under the Caesar Park brand and it has initiated the export of its current 4 star hotels in Mexico (Fiesta Inn) to the main industrial and commercial cities in South America through the Caesar Business brand.

The Company has achieved its leadership through strategies and opportunities that have enabled its constant growth with a diversified and balanced portfolio: owned and managed hotels, a mix of beach and city hotels, services offered to the business and tourist sectors, and geographic coverage that includes three countries in Latin America: Mexico, Brazil and Argentina, as well as a limited presence in the United States.

Likewise, through the Fiesta Americana Vacation Club brand, the Company manages a time share business, which includes marketing and selling memberships that enable the use of two resorts in Los Cabos and Cancun during a 40 year period.

List of contents of the 2003 Annual Report submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") in accordance with the New General Rules issued by the CNBV.

1. GENERAL INFORMATION
   - a Definitions
   - b Executive Summary
   - c Risk Factors
   - d Other Securities Registered at the National Registry of Securities (RNV)
   - e Public Documents

2 THE COMPANY
   - a History and Development of the Company
   - b Business Description
     - i. Principal Operations
     - ii. Distribution Channels
     - iii. Patents, Licenses and Trademarks
     - iv. Principal Clients
     - v. Applicable Law and Fiscal Regime
     - vi. Human Resources
     - vii. Environmental Compliance
     - viii. Market Information
     - ix. Corporate Structure
     - x. Description of Principal Assets
     - xi. Judicial, Administrative and Arbitration Proceedings
     - xii. Shares Representing Capital Stock
     - xiii. Dividends

3 FINANCIAL INFORMATION
   - a Selected Financial Information
   - b Financial information by business segments, location and export sales
   - c Report on relevant debt
   - d Management Discussion and Analysis of the Company's Results and Financial Position
     - I. Operating results
     - II. Financial situation, liquidity and financing resources
     - III. Internal controls
   - e Critical accounting considerations

4 MANAGEMENT
   - a External Auditors
   - b Related Party Transactions and Conflict of Interests
   - c Management and Stockholders
   - d Bylaws and other Agreements

List of contents of the 2003 Report on compliance with the Best Corporate Practice Code submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") in accordance with the New General Rules issued by the CNBV.

82-3224

AR/S
12-31-03

Grupo Posadas

Informe Anual / *Annual Report* 2003

POSADAS



conocer *experience*












Grupo Posadas
INFORME ANUAL | ANNUAL REPORT 2003

cifras relevantes
selected financial data

Millones de pesos constantes a diciembre de 2003 *(Millions of December 31, 2003 pesos)*	**2003** *2003*	**2002** *2002*	**Variación Real** *Real Variation*
Ingresos Totales *Total Revenue*	3,889	3,899	-0.3%
Utilidad de Operación *Operating Income*	541.1	587.1	-7.8%
Margen de Operación (%) *Operating Margin (%)*	13.9%	15.1%	(1.1) puntos / *points*
Utilidad Neta Mayoritaria *Majority Net Profit*	136	57	140.5%
Recursos Generados por la Operación *Net Resources Generated by Operations*	423	511	
Flujo de Operación *Operating Cash Flow*	726	969	-25.1%
EBITDA ($) *EBITDA ($)*	953	922	3.4%
EBITDA (US Dlls.) *EBITDA (US Dlls.)*	85.9	88.9	-3.3%
Pasivo Total / Activo Total *Total Liabilities / Total Assets*	0.60	0.60	
Pasivo Bancario / Activo Total *Outstanding Bank Debt / Total Assets*	0.38	0.39	

hoteles por marca
hotels by brand

	FIESTAMERICANA Hotels · Resorts · Suites	FIESTAMERICANA Grand	FIESTA INN Hoteles	CÆSAR PARK Hotels & Resorts	CÆSAR BUSINESS Hotels	Posadas USA *Posadas USA*	Otros *Other*	TOTAL *Total*
México *Mexico*	17	3	40	-	-	-	1	61
E.U.A. *USA*	-	-	-	-	-	6	-	6
Latinoamérica *Latin America*	-	-	-	5	7	-	-	12
Total *Total*	17	3	40	5	7	6	1	79

Ventas netas FA Vacation Club
[millones de USD]
Growth in FA Vacation Club Net Sales (US millions)

Año	Ventas
1999	$8
2000	$20
2001	$26
2002	$40
2003	$56

Crecimiento en número de Socios
FA Vacation Club
Growth in number of FA Vacation Club Members

Año	Socios
1999	310
2000	1,426
2001	3,036
2002	5,853
2003	9,475

Hoteles en Construcción
Hotels Under Construction



2 (CP)
2 (FA)
6 (CB)
10 (FI)



Fiesta Inn	10
Fiesta Americana	2
Caesar Park	2
Caesar Business	6

Growth: Fiesta Inn



No. Hoteles / No. Hotels
29
32
40*
48**
60**
2001
2002
2003
2004
2005

* Incluye Fiesta Inn Celaya y Fiesta Inn Culiacán, abiertos en enero de 2004.
** Estimados.

* *Includes Fiesta Inn Celaya and Fiesta Inn Culiacan, opened January 2004.*
** *Estimated.*

Programa de lealtad de Hoteles Socios
Fiesta Rewards y Club Premier 2003 [miles]
Hotel Loyalty Programs Fiesta Rewards and Club Premier Members 2003 (thsds)



774
924
1,060
1,105
2001
2002
2003
Apr-04

Conocimiento Espontaneo / Marca Hotelera
con la primera mención espontánea
[Top of Mind] 2003
Top of Mind / Hotel Brand Recognition 2003



23
16
8
8
5
4
4
Fiesta Americana
Holiday Inn
Fiesta Inn
Camino Real
Sheraton
Marriott
Hyatt

Fuente: Millward Brown
Source: Millward Brown

Mezcla de Inventario Hotelero por país
Cuartos 2003
Hotel Room Inventory Mix by Country 2003



1 %
7 %
12 %
80 %

México *Mexico*	12,338
Estados Unidos *United States*	1,057
Brasil *Brazil*	1,785
Argentina *Argentina*	173

Mezcla de Inventario Hotelero por Marca
Cuartos 2003
Hotel Room Inventory Mix by Brand 2003



7 %
1 %
13 %
38 %
41 %

Fiesta Americana	5,762
Fiesta Inn	6,250
Caesar Park y Caesar Business	1,958
Explorean	120
Otros *Others*	1,120

resumen 2003
financial highlights 2003

Millones de pesos constantes a diciembre de 2003 *(Millions of December 31, 2003 pesos)*	
Ingresos Totales *Total Revenue*	3,889
Utilidad de Operación *Operating Income*	541.1
Margen de Operación [%] *Operating Margin (%)*	13.9%
EBITDA [$] *EBITDA ($)*	953
EBITDA [Us Dlls.] *EBITDA (US Dlls.)*	85.9





vision

Desarrollar marcas valiosas para el consumidor que garanticen su preferencia hoy, mañana y siempre, sobre otras cadenas hoteleras.

Consolidar un portafolio de marcas claro, consistente y bien diferenciado, que sea la mejor opción para el inversionista en cada mercado.

Contar con un portafolio de marcas flexible y amplio que permita consolidar el liderazgo en Latinoamérica.

Contar con el mejor recurso humano de la industria para garantizar el cumplimiento de la promesa de cada marca a sus públicos objetivo.

Develop valuable brands that speak to the consumer's preference today, tomorrow and always, over other hotel chains.

Consolidate a portfolio of clearly defined, consistent and well differentiated brands that are the best option for the investor in each market.

Have a broad portfolio of flexible brands that enables us to consolidate our leadership in Latin America.

Have the best talent in the industry for guaranteeing the delivery of each brand's promise to the target market


FIESTAMERICANA
HOTELS • RESORTS • SUITES


FIESTAMERICANA
HOTELS & RESORTS
Grand


FIESTAMERICANA
VACATION CLUB


FIESTA INN
HOTELES


CÆSAR PARK
HOTELS & RESORTS


CÆSAR BUSINESS
HOTELS

estimados accionistas



En el año 2003, como estaba previsto, Grupo Posadas se concentró en el desarrollo de proyectos estratégicos para asegurar su futuro como Líder Hotelero en Latinoamérica. Los más cruciales: Revenew y Conectum, dos fórmulas que maximizan la rentabilidad de nuestros hoteles y aseguran su competitividad en el futuro.

Así pues, la tarea fundamental fue concentrarse en la construcción de ventajas competitivas que hoy definen un nuevo perfil para la compañía. Ese Nuevo Posadas consolida su estrategia, fortaleciendo sus papeles como:

- Propietario, desempeñando un rol más activo como dueño de hoteles.
- Franquiciador, fortaleciendo las marcas de Posadas y la red de distribución.
- Operador, creando una ventaja competitiva a través de una administración centralizada, una agresiva comercialización y asegurando la entrega de la promesa de marca al huésped.

Edificamos pues un sólido edificio que sustenta el desempeño de cada uno de los hoteles operados por Grupo Posadas. Sus columnas de apoyo son hoy más fuertes que nunca y tienen que ver con el Servicio, la Comercialización, la Administración, el Recurso Humano y la Tecnología. Sobre ellas, la compañía se redefine y enfoca sus baterías hacia su tarea esencial: El Servicio.

Crecimiento del Inventario de Hoteles

Cada paso dado en estos últimos años apoya el crecimiento de nuestro inventario. El año pasado, y en los primeros días del 2004, abrieron sus puertas diez hoteles: un Fiesta Americana, seis Fiesta Inn y tres Caesar Business.

En México, la solidez e imagen de marca y la cobertura de Fiesta Americana Grand, Fiesta Americana y Fiesta Inn otorgan a la compañía una indudable posición de liderazgo.

In keeping with our plan for 2003, Grupo Posadas concentrated on developing strategic projects that would secure our future as a Hotel Leader in Latin America. Essential to this were Revenew and Conectum, two formulas that maximize the profitability of our hotels and ensure their competitiveness.

The fundamental task in all of this was to build the competitive advantages that today define the company's new character. This "New Posadas" is consolidating its strategy by strengthening its role as:

- Owner – taking a more active role than ever as an owner of hotels that show continuous improvement in their results.
- Franchiser – by strengthening the company's brands and distribution channels and integrating them into the Central Inventory network.
- Operator – creating a competitive advantage with a centralized management system, specializing sales and assuring the delivery of our brand promise to our guests.

We have created a solid platform that helps drive and sustain the performance of each hotel operated by Grupo Posadas. The structural support columns underpinning it all are stronger than ever thanks to our commitment to Service, Marketing, Management, Human Resources, and Technology. The company is using these pillars to redefine and focus its heavy guns on its primary mission: Service.

Inventory Growth

Every step we have taken over these last few years has supported the ongoing growth of our inventory. Throughout 2003 and into the first days of 2004, we opened ten new hotels: one Fiesta Americana, six Fiesta Inn and three Caesar Business hotels.

In Mexico, the combined strength of our brand preference and inventory with Fiesta Americana Grand, Fiesta Americana and Fiesta Inn gave the company a clear leadership position.

En Sudamérica, en cambio, todavía es necesario alcanzar una masa crítica para que las marcas Caesar Park y Caesar Business tengan el peso específico que buscamos. Para lograr esta meta, las aperturas programadas para 2004-2005, principalmente en Brasil, serán decisivas.

Por ello, también, en el 2003 se llevó a cabo una muy importante reingeniería del inventario sudamericano, destacando las negociaciones que convirtieron a Grupo Posadas en propietario al 100% de la propiedad de Guarulhos: Caesar Park y Caesar Business International Airport, en São Paulo. También se adquirió el 25% de la que promete ser una de las propiedades más espléndidas de la compañía: Caesar Park São Paulo Faria Lima. Este hotel y su gemelo -Caesar Business São Paulo Faria Lima- constituyen, junto con Caesar Business São Paulo Paulista, proyectos determinantes para dar mayor presencia a nuestro inventario en el Cono Sur.

Las Cifras del 2003

En el aspecto financiero, y con el nivel más alto en cobertura de intereses en los últimos diez años, la compañía llega a un nivel de maduración financiera que permite generar un mayor flujo y aprovechar las circunstancias para fortalecer el negocio. Dicha fortaleza tuvo consecuencias favorables directas: Por primera vez Grupo Posadas pagó un dividendo de alrededor de 5 millones de dólares. Si anteriormente se había decidido reinvertir las utilidades para crecer y lograr los objetivos estratégicos propuestos, ahora tenemos el lugar que queríamos. Gracias a ello pudimos premiar la inversión y la confianza de los accionistas.

Todas estas tareas permiten reportar un buen año para Grupo Posadas. Si bien la operación -tanto en playa como en ciudad- enfrentó una economía doméstica e internacional con crecimientos pequeños y, por añadidura, el sector turístico nacional sufrió la sobreinversión en cuartos, la posición de las marcas, la inversión en tecnología y el desarrollo de sistemas

In South America we are diligently working to give the Caesar Park and Caesar Business flags the specific critical mass we are after. In this respect, our scheduled openings for 2004 – 2005, especially in Brazil, will be decisive.

To that same end, in 2003 our inventory in South America went through a significant reengineering process that, among other benefits, resulted in Grupo Posadas becoming the full owner of the Guarulhos properties in São Paulo: Caesar Park and Caesar Business International Airport. We also acquired 25% of what promises to be one of the company's best assets: Caesar Park São Paulo Faria Lima with its twin, Caesar Business São Paulo Faria Lima. This twin building hotel and the Caesar Business São Paulo Paulista are vital for giving greater weight to our Mercosur inventory.

Results for 2003

Registering the highest level of interest coverage over the last ten years, the company has reached a level of financial maturity that allows it to successfully generate greater revenue and capitalize on circumstances that can strengthen the business. This ability had a positive direct impact. For the first time in its history, Grupo Posadas paid nearly five million dollars in dividends. The company's previous strategy had always been to reinvest profits into new assets and other business objectives. Thanks to being where we wanted to be, we could finally reward our stockholders' investments and trust.

All of these actions enable us to report a year that, in terms of achievements, was good for Grupo Posadas. Even though resort and city operations showed limited growth in Mexico and abroad, and there was an over-investment in rooms in the domestic tourist sector, our brand positioning, investment in technology and development of the Conectum and Revenew platforms (systems that maximize the profitability of our hotels and assure their competitiveness),



como Conectum y Revenew (fórmulas que maximizan la rentabilidad de nuestros hoteles y aseguran su competitividad), permitieron sembrar un terreno propicio para impulsar los niveles de rentabilidad.

Además, Grupo Posadas encontró otras maneras de crecer, muy especialmente a través de Fiesta Americana Vacation Club que alcanzó un nivel impresionante de ventas este año (56 millones de dólares), lo que tuvo un impacto importante en el EBITDA de la compañía.

En el 2003 el EBITDA de Grupo Posadas alcanzó los 85.9 millones de dólares. Los ingresos totales, por su parte, alcanzaron los 3,889 millones de pesos, y el margen de operación fue de 13.9%.

2004, Compromiso con los Resultados

El año que empieza -que anticipamos será también complicado y con apenas mejoría en el entorno hotelero- es decisivo porque impone un fuerte compromiso:

Poner en pleno funcionamiento los procesos, sistemas y herramientas para impulsar la rentabilidad de cada hotel operado por Grupo Posadas y lograr los márgenes planeados. Para ello:

- El Inventario Central, que funciona ya en tiempo real, será capitalizado al máximo otorgando a Posadas un valor muy importante frente a todos sus canales de distribución: La exposición del inventario en toda la red de distribución y la integridad de tarifas.

- La nueva fórmula comercial operará -como ya comenzó a hacerlo en el 2003- bajo un modelo de especialización que permite el desarrollo de estrategias para maximizar la venta del último cuarto disponible.

allowed us to prepare the ground for greater yields.
Grupo Posadas found other ways to grow as well, especially through the Fiesta Americana Vacation Club; reaching an impressive 56 million dollars in sales this year, which clearly had a positive impact on our EBITDA.

Grupo Posadas' EBITDA for 2003 was 85.9 million dollars. Total sales reached 3,889 million pesos, and operating margin was 13.9 percent.

2004 – Commitment to Results

While in many aspects indicators point to the current year also being a challenging one, we do anticipate at least some growth for the hotel business. The underlying message in all of this is commitment. Commitment to obtaining the full functioning of the processes, systems and tools that drive the profitability of each hotel operated by Grupo Posadas. To that end:

- The Central Inventory plataform, which is working in real time, will be fully capitalized upon to give significant value to Posadas in all of its distribution channels in addition to providing price integrity.

- The new business model will continue to operate under the specialization guidelines implemented in 2003 that optimize results by developing price strategies that lead to the sale of the last room available.

- Likewise, the intelligent business management tool, Conectum -a priority project in terms of human and financial resources during 2003- should begin to bear its first significant fruits thanks to the integration and automation of all of Grupo Posadas' business processes.



- Finalmente, la nueva fórmula de administración (Conectum) -un proyecto prioritario en inversión y en trabajo a lo largo del 2003- habrá de rendir sus primeros grandes frutos, gracias a la integración y automatización de los procesos de negocios en una plataforma tecnológica de vanguardia.

Para que todo esto suceda habrá, entre otras acciones urgentes, que apoyarse más que nunca en el talento y compromiso de nuestros colaboradores; así como reimpulsar el trabajo en equipo, valorando y fortaleciendo el conocimiento especializado en cada área clave para los resultados y los niveles de rentabilidad del negocio.

Estamos pues muy orgullosos de los logros alcanzados, así como del enorme esfuerzo realizado por los equipos en todas las áreas. Su compromiso y trabajo creó lo que hoy podemos llamar una nueva compañía, dotada de las fortalezas que le permiten enfrentar el futuro dentro de las actuales condiciones de competencia. También agradecemos profundamente la confianza mostrada por propietarios y accionistas. Sin ella hubiera sido muy difícil colocar a Grupo Posadas en la posición de fortaleza en la que hoy se encuentra.

For all of this to happen and achieve the results and profit levels we seek, we need to truly rely on the talent and commitment of our people and give greater impulse to teamwork by valuing and strengthening the specialized knowledge in each key area.

Finally, we have reached the goal we set for ourselves some time ago: To focus the energies and talent of our people on what is most important: Generating value for the company.

We are very proud of the achievements and dedication of the teams in every area that make up the Group. Their steadfast commitment and devotion have created what today we can call a new company capable of generating value within the current business environment. We are also deeply grateful to our owners and shareholders for the trust they have placed in us. Without it it would have been nearly impossible to achieve the position of strength we now hold.

Gastón Azcárraga
Presidente
Chairman & CEO

manage

administrar









CONECTUM

Para administrar el negocio con fórmulas que maximicen la rentabilidad y aseguren la competitividad en el futuro, Conectum se presentó como la plataforma idónea para migrar la administración de los hoteles hacia un modelo centralizado y de servicios compartidos.

Conectum es un centro de procesamiento de transacciones contables y administrativas que se apoya en una plataforma tecnológica especializada. Sus beneficios: Mejores niveles de *productividad* y la *capitalización* de economías de escala. Su objetivo: Incrementar los márgenes de rentabilidad de los hoteles operados por la compañía. Por eso, Conectum es ya el nuevo administrador de Grupo Posadas.

Luego de una etapa de evaluación y planeación -iniciada en el 2002-, y tras determinar que Morelia sería la ciudad ideal para instalar el centro de servicios compartidos donde hoy trabaja un equipo especializado de unas 120 personas, en marzo despegó un intenso trabajo de preparación, validación, simulación y entrenamiento en el que se cuidó especialmente la administración del cambio y la disciplina en la configuración del sistema.

En octubre, todo estuvo a tiempo para arrancar la implantación de Conectum. La prueba piloto seleccionó una muestra representativa de seis hoteles durante dos meses. Su éxito determinó la posibilidad de subir al sistema cinco hoteles más; todos en la Ciudad de México. Sobre esta plataforma -que resultó enormemente enriquecedora, ya que fue ocasión para revisar hasta el mínimo proceso de operación, lo mismo que contable y administrativo-, el 2003 terminó con 11 hoteles conectados al 100% a Conectum. El primero de enero pasado se sumaron a la lista 10 hoteles; en febrero, 14 y 15 más en marzo. El resto de los hoteles que se operan en México se integró a Conectum en abril del 2004.

CONECTUM

To administrate the business in a way that optimizes profitability and ensures future competitiveness, Conectum was introduced as the ideal software platform for migrating the hotel administration toward a centralized model with shared services.

Conectum is an intelligent accounting and administrative center supported by a specialized technological platform. While its main benefits are improved productivity levels and capitalizing on scale economies, its ultimate goal is to boost the profit margins of company-operated hotels. Consequently, Conectum is now the new administrative tool for Grupo Posadas.

Following an evaluation and planning phase that began in 2002, Morelia was selected as the ideal city in which to set up the shared service center. In March, an intense preparation, validation, simulation and training period was launched, with special emphasis placed on the administration of change and tight discipline in terms of system configuration. Currently, a specialized team of about 120 collaborators is working there.

In October, everything was ready to get Conectum off the ground on time. The two-month pilot test involving a representative sampling of six hotels was so successful that five more hotels, all in Mexico City, were incorporated into the system. The platform turned out to be extremely enriching, especially given the opportunity to take a careful look now at the even the smallest operational, accounting and administrative details. By the end of 2003, 11 hotels were fully functioning with Conectum. 10 additional hotels were added to the list this past January 1, 14 in February and 15 more in March. The remaining hotels operating in Mexico were integrated into the system in April, 2004.



Conectum, el nuevo sistema administrador de Grupo Posadas, constituye hoy una de sus grandes ventajas competitivas en la operación, en la administración, en el control, en la inversión y, sobre todo, en la obtención de mayores niveles de rentabilidad.

Conectum, Posadas' new intelligent business system, gives the company an enormous competitive advantage in the way it handles operations, management, controls, investments, and above all, the achievement of superior levels of profitability.



Conectum Reside en Morelia y está conectado a una plataforma en Austin, Tx.
Conectum is linked to a platform in Austin, Texas.


Hotel
1
2
3
4
Conectum
Oracle
Austin . Tx.

En el segundo semestre de 2004 la tarea es estabilizar el sistema y comenzar a cosechar sus ventajas. También inicia la etapa de implantación de Conectum en los hoteles de Sudamérica y Estados Unidos.

Hoy, el cambio en el modelo de administración de los hoteles Fiesta Americana y Fiesta Inn es una realidad, luego de exigir la adopción de una nueva mentalidad y un reacomodo de funciones. Con este esquema de administración, distribución y costos, el gran compromiso de Grupo Posadas es lograr un mejor desempeño, convirtiendo cada hotel operado por la compañía en una mejor inversión.

The task for the second half of 2004 is to stabilize the system and begin to reap its benefits. Implementation of Conectum in our hotels in South America and the United States will also soon begin.

The change in the administration model for Fiesta Americana and Fiesta Inn Hotels has now become a reality, but only after adopting a new mindset and a re-shifting of responsibilities. Grupo Posadas' primary obligation with this administrative, distribution and cost tool is to attain a superior competitive position by turning each company-operated hotel into a more attractive investment.

Ahorro en Costos

Mayor disciplina y control, un escrupuloso apego a políticas y procedimientos, ahorros significativos en compras centralizadas y la posibilidad de realizar un *benchmarking* al día entre cada hotel y cada marca, constituyen algunas de las ventajas más evidentes que reportará en el corto plazo el pleno funcionamiento de Conectum.

El compromiso es convertir al nuevo administrador de la compañía en una verdadera ventaja competitiva para la operación de Grupo Posadas, una ventaja que hoy permite lograr ahorros significativos en los gastos de administración, recursos humanos, contraloría y compras.

Ahorros en Gastos de Administración y Recursos Humanos
Costs Savings in Administration and Human Resources


200
190
180
160
150
140
0
194
193
185
185
181
2000
2001
2002
2003
2004

Gastos por Cuarto Ocupado
Expenditures per Occupied Room


150
125
100
75
50
25
0
128
123
114
113
111
2000
2001
2002
2003
2004

Gastos por Cuarto Disponible
Expenditures per Available Room

Cost Savings

Some of the clearest short-term benefits of Conectum once it is fully up and running, will be greater discipline and control, scrupulous adherence to policies and procedures, significant savings in centralized purchasing and the possibility of carrying out daily benchmarking between each hotel and brand.

The commitment is to make the company's new administrative center into a true competitive advantage for Grupo Posadas; an advantage that promises to achieve noteworthy savings in hotel administration, human resources, accounting and purchasing during its first year of constant operation.

especializar





En Ventas, la fórmula comercial se centra en la especialización y en la optimización de tarifas e inventario, enfocada hacia estrategias de precios y controles de disponibilidad para maximizar resultados.

Focused on specialization and rate and inventory optimization, the business model for sales is oriented toward price strategies and controls on availability that maximize results.

MODELO COMERCIAL

En ventas, la estrategia global es la especialización y un entendimiento profundo de los segmentos y subsegmentos del mercado, que hoy responden a una estructura de precios que es consistente en todos los canales a través de los que Grupo Posadas comercializa sus productos.

Desde el 2002, el gran cambio en la fórmula comercial de Posadas apunta hacia la conformación de una organización más especializada que entiende las tendencias en los hábitos del consumidor; se concentra en sus necesidades; y pone al día al equipo de ventas con la transformación de los procesos comerciales, dándole la capacidad de responder de manera inmediata y aumentar sus porcentajes de cierre de ventas. De ahí la inversión y el desarrollo de procesos y herramientas tecnológicas orientados a impulsar la práctica de una inteligencia comercial. Entre dichas herramientas está la Optimización de Precio e Inventario (OPI), enfocada al desarrollo de estrategias de tarifas y controles de disponibilidad para maximizar resultados.

Los esfuerzos realizados en este frente harán que, a lo largo del 2004, la compañía cuente con un Inventario Central plenamente integrado y con reservaciones centralizadas, así como con procesos y técnicas de ventas sistematizadas para el segmento de Grupos e Incentivos. Sobre esta plataforma, la capacidad de respuesta de la fuerza de ventas de Grupo Posadas será inmediata en materia de disponibilidad y tarifas. Y, lo más importante, la compañía presentará al mercado una integridad de precios que implica contar con la "mejor tarifa disponible" en todos los canales.

COMMERCIAL MODEL

The core strategy for sales is specialization and a profound grasp of market segments and sub-segments – areas which now recognize consistent pricing in every channel Grupo Posadas uses to market its products.

The sweeping change in 2002 to Posadas' commercial model aimed at creating a more effective, specialized organization that understands trends in consumer habits and focuses on their needs. This has allowed the sales team to stay out front with the knowledge and support it needs for adapting to the market and increasing closing percentages.

The outcome has been the investing in and development of processes and technological tools geared toward an intelligent commercial model that drives profitability. One such tool, Price and Inventory Optimization, is used to develop pricing strategies and availability controls for maximizing results.

Efforts on this front will assure that the company's Central Inventory is fully integrated with its Reservations Central and its systematized sales processes and techniques for the Group and Incentive segment during 2004. Given this support platform, Posadas' sales force will be endowed with immediate response capability in terms of availability and rates. And, most importantly, the company will maintain its pricing integrity with the market, which means offering uniform rates through every distribution channel.



Entonces, si el 2003 fue un año de siembra donde comenzaron a calibrarse los alcances de esta nueva forma de vender, el 2004 será un periodo de cosecha con el único y esencial objetivo de mejorar los resultados.

En Sudamérica, si bien la nueva fórmula comercial ya funciona de una manera semiautomatizada, la estructura de ventas se apoyará cada vez más en la nueva plataforma tecnológica.
Pero, más allá del control de los procesos y los procedimientos, en este año será esencial reforzar la calidez, el contacto y la personalidad de Posadas frente a sus mercados, así como dar el paso que sigue con la velocidad que demandan las circunstancias. Para lograrlo, el trabajo en equipo es una condición *sine qua non* para maximizar las capacidades de cada participante en el proceso y asegurar una mayor satisfacción del cliente.

Finalmente, se capitalizarán las alianzas comerciales fundamentales en la estrategia de Posadas. La suma de fuerzas con otros prestadores de servicios seguirá siendo importante para obtener sinergias y también para impulsar los resultados del negocio sin importar el punto de venta o el país donde se esté negociando.

While 2003 was a year of sowing seeds and starting to gauge the reach of this sales model, 2004 will be a time of harvesting, with the sole essential aim of improving results.

In South America, with the new commercial formula already working in a semi-automated fashion, the sales structure will rely increasingly on the new technological platform.
Beyond process and procedural controls, it will be vital this year to reinforce Posadas' warmth, contact and personality in its dealing with markets, and to take the next step as quickly as circumstances dictate. To accomplish this, teamwork is a *sine qua non* condition to making the most of each participant's talents and ensuring greater guest satisfaction.

Finally, establishing new business alliances will be examined very closely. Joining forces with other service providers will be important to generate synergies and to drive revenue, no matter where the point of sale or country.

Fiesta Americana Vacation Club (FAVC)
Desempeño Excepcional

Fiesta Americana Vacation Club volvió a reportar un año excepcional. Ventas brutas por 56 millones de dólares (que significan un aumento de 48% sobre el 2002) consolidan a Grupo Posadas como una de las compañías más grandes en este negocio en México. Por añadidura, la reducción en los costos de comercialización en más de dos puntos porcentuales colocan al Club Vacacional muy por encima de los estándares de la industria en temas de rentabilidad.

Al momento, con un desempeño notable de las salas regionales de ventas, se ha vendido el 88% del inventario del Club Vacacional en Fiesta Americana Grand Los Cabos y 73% en Fiesta Americana Cancún, cuyo éxito llevó a la decisión de convertir el 100% de este hotel a villas de propiedad vacacional a partir de enero de 2004.

Estos resultados -reforzados por un muy alto índice de satisfacción de los socios- derivan en la planeación de proyectos de expansión en otros destinos, así como en la posibilidad de capitalizar la base de socios satisfechos para impulsar aún más las ventas del que hoy es el segundo canal de distribución más importante para la compañía.

Crecimiento en número de Socios FA Vacation Club
Growth in number of FA Vacation Club Members



12,000
10,000
8,000
6,000
4,000
2,000
0
310
1,426
3,036
5,853
9,475
1999
2000
2001
2002
2003

Fiesta Americana Vacation Club (FAVC)
Outstanding Performance

Once again, Fiesta Americana Vacation Club reported an exceptional year, 56 million dollars in gross sales (a 48% increase over 2002) positions Grupo Posadas as one of the largest vacation ownership companies in Mexico. Furthermore, the reduction of more than two percentage points in sales and marketing costs places the Vacation Club far above industry standards.

Supported by a solid performance in regional sales centers, 88% of the Vacation Club inventory in Fiesta Americana Grand Los Cabos has been sold, and 73% in Fiesta Americana Cancun. The success of the latter led to the decision to fully convert this hotel into vacation club units as of January 2004.

Underpinned by a very high guest satisfaction index, these numbers point to expansion projects at other destinations and the possibility of capitalizing on our satisfied member base to further boost sales in what is the company's second largest distribution channel today.

servir *serve*











OPERACIÓN

Cumplirle al huésped, en cada momento y en cada área, es la meta hacia la que apuntan inversiones y cambios de estructura en la operación hotelera de Posadas. El objetivo: Crear una ventaja competitiva a través del servicio.

En Grupo Posadas, el desarrollo de ventajas competitivas desemboca siempre en la búsqueda del perfeccionamiento de su función esencial: Una impecable operación hotelera. En el 2002 y 2003, esta pasión por el servicio motivó inversiones en tecnología y un cambio de estructura que permite al Gerente de Hotel concentrarse al 100% en una tarea: El Servicio.

Hoy, su misión es asegurar el cuidado de cada propiedad, el estricto cumplimiento de los estándares de servicio, el contacto con su equipo y con el cliente, y hacer todo para entregar al huésped la promesa de las marcas de Grupo Posadas en cada hotel operado por la compañía.

Se trata, en pocas palabras, de una vuelta a los principios básicos de la hotelería, de dar a la función del servicio la gran importancia que tiene en el negocio de Posadas, y de entender a detalle cada uno de sus procesos, abordándolos con una visión especializada.

Para lograrlo, en el 2003 la operación de Fiesta Americana Grand, Fiesta Americana y Fiesta Inn se concentró en la redefinición de lineamientos, políticas y procedimientos que levantaron una ola de cambio cultural. Ese cambio está propiciando un mayor involucramiento del Gerente de Hotel en la operación y el servicio, que ya se refleja en los resultados de las auditorías corporativas; la satisfacción de los propietarios; los índices del Sistema de Satisfacción de Huéspedes; y fundamentalmente en el sistema de aseguramiento de calidad de Posadas, llamado Prometeo.

OPERATION

Meeting our guests' expectations, all the time and in every area, is the goal to which investments and changes in the Posadas hotel operation structure are aimed. The objective: To create a competitive advantage through service.

The pursuit of competitive advantages at Grupo Posadas inevitably leads to the organization's core function: Achieving an impeccable hotel operation. In both 2002 and 2003, this service passion was behind investments in technology and a structural change that enables the general manager to fully concentrate on a single task: Service.

Today's mission revolves around caring for each property, strict compliance with service standards, contact with team members and customers, and to do everything possible to assure our guests receive the benefits of our brand pledge.

In short, what this means is to approach the basic tenets of the hotel industry from a different angle, to recognize the make or break importance service holds for Posadas, and to understand each one of its processes, through a specialized approach.

To accomplish this, in 2003, Fiesta Americana Grand, Fiesta Americana and Fiesta Inn operations concentrated on redefining guidelines, policies and procedures, which produced a wave of cultural change. This change is leading to the increased involvement of each hotel's general manager in operations and service. The results of this are already being reflected in corporate audits, owner satisfaction, guest satisfaction system indexes, and especially in Posadas' quality assurance system, Prometeo.

La pasión por el servicio motivó inversiones en tecnología y un cambio de estructura que permite al Gerente de Hotel concentrarse al 100% en una tarea: El Servicio.

Posadas' passion for customer satisfaction led to investments in technology and a restructuring that allows a hotel's general manager to concentrate fully on one task: Service.



Evaluating the Guest Experience

A tool conceived in 2002 to ensure total fulfillment of our service pledge to hotel guests, Prometeo is meant to position every Posadas hotel above its competition by reducing as much as possible product and service differences among same-brand hotels.

After the implementation phase, in 2003 Prometeo began a continuous improvement process focused on brand identity, service and customer response, which are key to shaping the company's new hotel operational culture.

This system hosted by a third party, a global industry leader in quality assurance and evaluating guest satisfaction -in the industry– is now running in Fiesta Americana Grand, Fiesta Americana and Fiesta Inn. Implementation has also started in our us properties and will take place at Caesar Park and Caesar Business in South America during 2004.

The process is being carefully documented to assure results in our areas of opportunity, particularly the application of service standards and identifying needs for personal training and development in the various areas of the hotel operation.



Evaluar la Experiencia del Huésped

Herramienta concebida desde el 2002 para asegurar el total cumplimiento de la promesa hecha al huésped, Prometeo busca mantener a cada hotel operado por Grupo Posadas en un lugar superior con respecto a su competencia, reduciendo al máximo las diferencias en producto y servicio entre hoteles de una misma marca.

En el 2003, luego de su etapa de implantación, Prometeo inició un proceso de mejora -en identidad de marca, servicio y atención al cliente- que no se ha detenido y es clave en la construcción de la nueva cultura de operación hotelera.

Este sistema -para el que se cuenta con el apoyo de una compañía externa líder mundial en aseguramiento de calidad y medición del nivel de satisfacción del cliente en la industria- funciona ya en Fiesta Americana Grand, Fiesta Americana y Fiesta Inn, ha iniciado su implementación en los hoteles de Estados Unidos y será aplicado en Caesar Park y Caesar Business en el 2004.

El proceso está siendo documentado para asegurar resultados en las áreas de oportunidad detectadas -particularmente en la aplicación de estándares de servicio-, así como para la definición de necesidades de capacitación y desarrollo entre los colaboradores de las distintas áreas de la operación hotelera.





En el 2004, más allá del dominio de las nuevas herramientas de trabajo, la tarea es utilizar al máximo los instrumentos de medición, traducir este mayor enfoque en resultados y no descuidar un valor fundamental de la compañía: El trabajo en equipo. Esto es, la confianza total en quien se concentra en la operación, en la administración, en las ventas y en el diseño y desarrollo de los productos de franquicia.

Para finales del presente ejercicio -en el que la fórmula también se aplicará en los hoteles de Estados Unidos, así como en Caesar Park y Caesar Business en Sudamérica-, la intención es continuar perfeccionando el servicio e instaurar un régimen de "cero tolerancia" que compromete a Grupo Posadas a lograr la consolidación de la nueva cultura de operación. Esto es, el camino hacia el liderazgo de cada gerente en su hotel y de la compañía en el mercado, frente a sus colaboradores, huéspedes, clientes, inversionistas y accionistas.

Beyond simply learning to use the new work tools, the job for 2004 is to get the most out of our measurement systems, translate this broader focus into results, and respect one of the companies most important values: Teamwork. In other words, there must be total trust in those dedicated to operations, administration, sales and development of franchise products.

By the end of this fiscal year -when the formula will also be applied to the hotels in the United States and Caesar Park and Caesar Business in South America- the intention is to continue perfecting service and to implant a "zero tolerance" program as part of Grupo Posadas' commitment to consolidate the new operational culture. This will give each manager leadership in their hotel and the company with its market, collaborators, guests, suppliers, investors and shareholders.

En 2003 abrieron sus puertas diez hoteles -un Fiesta Americana, seis Fiesta Inn y tres Caesar Business-, a los que se sumarán otros quince para el 2004.

Ten hotels opened their doors in 2003 – one Fiesta Americana, six Fiesta Inns, and three Caesar Businesses. Fifteen more openings are planned for 2004.

FRANQUICIA

Los temas fundamentales de la franquicia de Grupo Posadas son: Contar con la preferencia y lealtad de los consumidores a sus marcas; tener una red de distribución propia que permita exponer su producto en todos los canales en tiempo real; contar con programas y productos de franquicia (ver recuadro en pag. 25).
En estos tres capítulos esenciales, la estrategia apunta a mantenerse en una posición de vanguardia que coloque a la compañía un paso adelante de la competencia.

En el 2003, el trabajo llevado a cabo a lo largo de cinco años dio frutos en un aspecto vital para el cumplimiento de dicha estrategia: El funcionamiento de la plataforma tecnológica que soporta al Inventario Central.

En sociedad estratégica con Oracle, dicha plataforma que apoya este esfuerzo se lanzó simultáneamente a Conectum (el nuevo sistema administrador central), en octubre. En paralelo, también se centraliza la operación de la Central de Reservaciones, que hoy dirige a todos los compradores al *Contact Center* ubicado en Morelia. En diciembre del 2003, la central concentraba ya el 40% de las llamadas, alcanzando un porcentaje de conversión de 41%, superior en 11 puntos al que reportaba en 2002.

Además de poner en manos de la compañía el primer "momento de verdad" para comenzar a construir la experiencia del huésped (la reservación), las nuevas capacidades de Grupo Posadas le permiten tomar plenamente control de su destino, aprovechar economías de escala, reducir costos y definir con mucha mayor precisión las necesidades de capacitación de todos los agentes de reservas.

Es así como hoy resulta posible el cumplimiento de lo que en el pasado parecía sólo una idea, vender las habitaciones de sus hoteles al mejor precio, en el mejor momento y en todos los canales.

FRANCHISE SERVICES

The central issues for this Grupo Posadas division are the value of its brands, to have its own distribution network that can maintain a real time presence in all channels, and its franchise programs and products (see article page 25).
The strategic concept tying these three themes together has to do with positioning the company a step ahead of the competition.

2003 was when the work of the past five years began to yield results in two vital areas for this strategy: The seemless functioning of the Central Inventory platform and the permanent offer of Grupo Posadas at a competitive price in all distribution channels.

The technological platform that supports this effort was launched simultaneously with the implementation of Conectum (the new central intelligent business system) in October, through a strategic partnership with Oracle. In parallel, the operation of the Reservation Central was also centralized, with all calls from buyers being redirected to the Call Center located in Morelia, Mexico. As of December 2003, the Call Center handled 40% of all calls, reaching a conversion rate of 41%, which represents an 11% increase over the previous year.

In addition to giving the company the power to really begin to build the guest experience when they book their reservation, Posadas' new range of capabilities gives it full control over its destiny by taking advantage of scale economies, reducing costs and being much clearer on the training needs of the Contact Center agents.

What seemed no more than a pipedream is now a reality: selling rooms at the best price, at the best moment through all channels.



Gracias a la red de distribución de Posadas, la compañía enfrenta con una ventaja competitiva indiscutible dos grandes retos de la hotelería: La exposición de su inventario en todos los canales y la minimización de sus costos de distribución.

Thanks to Posadas distribution network, the company can now bring a solid competitive advantage into play for dealing with two sizeable challenges facing the hotel industry: Profitably moving inventory and minimizing distribution costs.



Con esto, la compañía enfrenta con una ventaja competitiva indiscutible dos grandes retos de la hotelería: La exposición más productiva de su inventario y la minimización de los costos de distribución.

En el terreno de las marcas, la decisión táctica del 2003 frente a la situación real del mercado fue aplicar una estrategia combinada de marca y promoción que resultó efectiva. Esta ruta capitaliza el sólido reconocimiento de los atributos y de la promesa de servicio de Fiesta Americana y Fiesta Inn por parte del consumidor.

En el caso de Caesar Park y Caesar Business, la reingeniería del inventario y el crecimiento en número de hoteles permite ya contar con una masa crítica que en el 2004 respaldará la estrategia combinada que también está dando resultados para las marcas que operan en México. Asimismo, introduciremos dos nuevos programas en Sudamérica: El programa de lealtad para asistentes ejecutivas y el programa de lealtad para agentes de viajes.

Para el 2004, el compromiso de la Franquicia es, entre otros, continuar generando valor para sus marcas, asegurar que la red de distribución funcione al 100%, incrementar los porcentajes de conversión en la Central de Reservaciones, y asegurar el funcionamiento de un sistema inteligente de información que alimente al área comercial con el conocimiento que la conduzca a la toma de las mejores decisiones en la operación del día a día.

Thanks to this competitive advantage, the company is now able to successfully deal with two enormous challenges facing the hotel industry: Profitably moving inventory and minimizing distribution costs.

Faced with the real market situation, the tactical decision for brands in 2003 was to use an effective brand / promotion strategy. This approach capitalized on the consumer's solid recognition of the attributes and service promise of Fiesta Americana and Fiesta Inn.

In the case of Caesar Park and Caesar Business, the reengineering of inventory and the growth in number of hotels now gives the brand the critical mass necessary to support the combined strategy that is also generating positive results for the company's brands in Mexico.

We will additionally roll-out two new loyalty programs in South America, one for executive assistants and the other for travel agents.

At the core of Franchise's commitment for 2004 is continually generating value for its brands, assuring that the distribution network is fully operational, increase conversion percentages at the Contact Center, and assure that the IT system constantly feeds the business area with the knowledge needed to make the best decisions on a day to day basis.

Fiesta Rewards y Caesar Rewards
Dos valiosos activos

Desde hace 15 años, Fiesta Rewards es el programa de lealtad que ofrece los mejores beneficios al huésped durante su estancia y las mejores recompensas cuando ésta termina. Por eso, el activo más valioso de los hoteles de ciudad en México se llama Fiesta Rewards, y constituye una de las razones que fortalecen los vínculos y confirman la lealtad del consumidor hacia las marcas de Grupo Posadas. Hoy, Fiesta Rewards contribuye con el 24% de la ocupación en los Fiesta Americana de ciudad y con el 39% en Fiesta Inn.

Su base de socios -como sucede también en el caso de Caesar Rewards en el mercado sudamericano desde hace tres años- brinda a la compañía el gran conocimiento del viajero de negocios, su perfil, sus motivaciones, su forma de comprar, sus hábitos y sus preferencias.

Por eso, la tarea es siempre reforzar su posicionamiento, así como fortalecer las relaciones con los socios comerciales que enriquecen su paquete de recompensas. De hecho, esa es la misión de la campaña publicitaria que hoy se encuentra al aire y que se resume así: *Fiesta Rewards recompensa tu esfuerzo.*

Programa de lealtad de Hoteles Socios Fiesta Rewards y Club Premier 2003 (miles)
Hotel Loyalty Programs Fiesta Rewards and Club Premier Members 2003 (thsds)


1,250
1,000
750
500
250
0
774
924
1,060
1,105
2001
2002
2003
Apr-04

Fiesta Rewards and Caesar Rewards
Two valuable assets

For 15 years, Fiesta Rewards has been the customer loyalty program that offers our guests the best benefits and rewards both during and after their stay. Representing the most valuable asset for city hotels in Mexico, Fiesta Rewards is critical for strengthening bonds with our customers and their loyalty with our brands. Today, Fiesta Rewards is responsible for 24% of the occupancy for Fiesta Americana city hotels, and 39% of Fiesta Inn.

As with Caesar Rewards in South America over these last three years, Fiesta Reward's customer base provides the company valuable information about business travelers, their profiles, motivations, buying habits and preferences. The primary task continues to be to fortify the market's positive perception of the product as well as to strengthen relations with travel partners that can enhance the reward package. In fact, that is precisely the objective of the company's ad campaign, which is currently running with the selling-line: *Fiesta Rewards, rewards your effort.*


liderar
lead

CRECIMIENTO

Sobre una plataforma más firme que nunca para soportar el crecimiento, la expansión de Grupo Posadas volvió a acelerarse. En el 2003 y principios del 2004 abrieron sus puertas diez hoteles más.

Durante el ejercicio que se reporta, la compañía sumó a su inventario siete hoteles en México y tres en Brasil. En México abrieron: Fiesta Americana Querétaro (Querétaro), Fiesta Inn Centro Histórico y Fiesta Inn Insurgentes Viaducto (Distrito Federal), Fiesta Inn Orizaba (Veracruz), Fiesta Inn Ciudad del Carmen (Campeche), Fiesta Inn Celaya (Guanajuato) y Fiesta Inn Culiacán (Sinaloa).

En Brasil: Caesar Business São José dos Campos (São Paulo), Caesar Business Botafogo (Río de Janeiro) y Caesar Business Belo Horizonte (Minas Gerais).

La lista de los hoteles programados para el 2004 y el 2005 es igualmente importante -tanto en México como en Sudamérica-, hasta sumar poco más de un centenar de hoteles en operación y por abrir, cifra que seguirá creciendo.

Esta expansión -que hoy comprende un inventario de más de 12,000 habitaciones en México y unas 1,500 en Sudamérica (principalmente Brasil)- convierte a Grupo Posadas en el Líder Hotelero Latinoamericano.

En el Cono Sur, de acuerdo con la visión estratégica de la compañía, este inventario ha crecido ininterrumpidamente a partir de 1998. En el 2003, para acelerar el ritmo, se tomaron decisiones en materia de estructura y de inversión.

En lo que hace a la estructura, y en vista del crecimiento proyectado, se suministraron mayores fuerzas al equipo asignado a Sudamérica. Entre otras cosas, asignando directamente a la Vicepresidencia de Desarrollo tareas claves para el cumplimiento de las metas en esa región.

GROWTH

With a more solid growth-supporting platform than ever before, Grupo Posadas stepped up its pace of expansion once again. Ten more hotels opened their doors in 2003 and early 2004.

During the fiscal year being reported, the company added seven hotels to its inventory in Mexico and three in Brazil. Those opened in Mexico were: Fiesta Americana Queretaro (Queretaro), Fiesta Inn Centro Historico and Fiesta Inn Insurgentes Viaducto (Mexico City), Fiesta Inn Orizaba (Veracruz), Fiesta Inn Ciudad del Carmen (Campeche), Fiesta Inn Celaya (Guanajuato) and Fiesta Inn Culiacan (Sinaloa).

In Brazil the openings were: Caesar Business São Jose dos Campos (São Paulo), Caesar Business Botafogo (Rio de Janeiro) and Caesar Business Belo Horizonte (Minas Gerais).

The list of new hotels slated for 2004 - 2005 is equally impressive both in Mexico and South America. With these properties the Group's portfolio will be made up of over 100 hotels, and continue to grow.

This expansion -which presently reflects an inventory of over 12,000 rooms in Mexico and approximately 1,500 in South America (mainly Brazil)- makes Grupo Posadas the leading Latin America hotel management company.

In line with the company's strategic vision, inventory in the Mercosur region has grown nonstop since 1998. To step up the pace in 2003, important structural and investment decisions were made.

Guided by projected growth forecasts, additional structural support was provided to the South American team. Among other things, the Chief Development Officer was made responsible for projects that are key to our regional goals.



En Sudamérica se proyecta una de las propiedades más espléndidas de la compañía: Caesar Park São Paulo, Faria Lima, Brasil.

We have acquired a significant position in what promises to be one of the company's best properties in South America: Caesar Park São Paulo, Faria Lima, Brazil.



En el terreno de las inversiones, Caesar Park Río de Janeiro Ipanema recibió una inyección de capital para remodelar e impulsar sus altos estándares de calidad y cumplir con la promesa de servicio al huésped, asegurando su liderazgo en la plaza. En el 2004 será el turno del Caesar Park Buenos Aires.

Sin duda, la negociación más significativa en la división sudamericana fue la adquisición del 100% de la operación de los hoteles Caesar Park y Caesar Bussiness en Guarulhos, que convirtió a Grupo Posadas en el propietario único de estos hoteles en el Aeropuerto Internacional de São Paulo.

Igualmente, se adquirió el 25% de la que promete ser una de las propiedades más espléndidas de la compañía: Caesar Park São Paulo Faria Lima, en São Paulo. Este hotel y su gemelo -Caesar Business São Paulo Faria Lima- constituyen un proyecto determinante para enriquecer el inventario en el Cono Sur y reproducen la exitosa fórmula que funciona ya en Guarulhos, São Paulo. Su excelente ubicación los coloca en el corazón de una zona nueva, rodeada de importantes generadores de demanda. Y lo mismo sucederá con otra propiedad: Caesar Business São Paulo Paulista, apertura programada para marzo del 2004 en la avenida principal de São Paulo.

Estas decisiones de inversión y la apertura de estos nuevos hoteles refuerzan la posición de Grupo Posadas en Brasil.

In terms of investments, Caesar Park Rio de Janeiro Ipanema received an infusion of fresh capital to remodel and drive its high quality standards and guest service pledge, thereby assuring its market leadership. In 2004, the same will be done for Caesar Park Buenos Aires.

Undoubtedly, the most significant negotiation for the South American division was the full acquisition of the Guarulhos operation, making Grupo Posadas the sole owner of Caesar Park and Caesar Business International Airport, in São Paulo.

Similarly, 25% of Caesar Park São Paulo Faria Lima, in São Paulo, was purchased. This hotel promises to be one of the company's most impressive properties. Together with its twin, Caesar Business São Paulo Faria Lima, it is key to bolstering our South American inventory and reproducing the successful formula now operating in Guarulhos, São Paulo. These properties enjoy an excellent location in a new area of growth surrounded by major sources of demand. The same is expected of another property: Caesar Business São Paulo Paulista, scheduled to open in March 2004 on São Paulo's main boulevard.

Good decisions and additional properties give us highly competitive products and inventory. The result for Grupo Posadas is ongoing progress toward consolidating its operations in Brazil.

Fiesta Inn y Caesar Business, Marcas de Mayor Crecimiento

Fiesta Inn continúa su ruta de crecimiento. Cerró el 2003 con 40 eslabones, a los que se sumarán ocho hoteles más en el 2004. En el 2005 se alcanzará la cifra de 60 hoteles de esta marca, líder indiscutible en la categoría *Business Class* en México.

En Sudamérica, la meta es que Caesar Business alcance la escala y el tamaño necesarios para reproducir el fenómeno Fiesta Inn en México, consolidando la posición de Grupo Posadas en el Cono Sur. Si bien Caesar Park también cuenta con planes de crecimiento, el abanderado del desarrollo en esa región es Caesar Business. Hoy, la marca Caesar Business de Posadas opera cinco propiedades en ese mercado.

En el 2004 se programan las aperturas de otros cuatro hoteles, y para el 2005 la marca hará su primera apertura en la capital de Chile, Santiago.

Crecimiento
Caesar Business
Growth: Caesar Business



12.5
10
7.5
5
2.5
0
1
2
5
10*
11*
2001
2002
2003
2004
2005

* Estimados.
* *Estimated.*

Crecimiento
Fiesta Inn
Growth: Fiesta Inn



No. Hoteles / No. Hotels
60
50
40
30
20
10
0
29
32
40*
48**
60**
2001
2002
2003
2004
2005

* Incluye Fiesta Inn Celaya y Fiesta Inn Culiacán, abiertos en enero de 2004.
** Estimados.

* *Includes Fiesta Inn Celaya and Fiesta Inn Culiacan, opened January 2004.*
** *Estimated.*

Fiesta Inn and Caesar Business Top Growth Brands

With 40 properties at the end of 2003, and eight more slated for 2004, Fiesta Inn continues on a clear growth path. In 2005, the figure will be 60 hotels for this brand, the undisputed leader in Mexico's Business Class category.

To consolidate Grupo Posadas' position in South America, the goal is for Caesar Business to reach the size and scale needed to repeat the Fiesta Inn success story in Mexico. While there are also growth plans for Caesar Park, the standard-bearer for development in the region is Caesar Business. Posadas' Business Class brand currently operates five properties in that market. In 2004, four more hotels are scheduled to be opened, and by 2005, the brand will have its first property in Santiago, the capital of Chile.

desarrollar









CAPITAL HUMANO

Cumplir con la promesa de las marcas hoteleras de Grupo Posadas a sus mercados no depende únicamente de la impecable operación de la infraestructura y la plataforma tecnológica con la que hoy cuenta la compañía; tiene que ver fundamentalmente con el compromiso, la destreza, los valores y el talento de su equipo humano.

Esta es una ventaja con la que Grupo Posadas cuenta desde hace tiempo. Para mantenerla, se ha llevado a cabo una reingeniería en materia de desarrollo y capacitación. Entre otros objetivos estratégicos para lograr que las nuevas herramientas tecnológicas se capitalicen al 100% en beneficio de un objetivo clave: El Servicio.

Para lograrlo, se ha trabajado intensamente para que cada colaborador entienda y asuma plenamente su responsabilidad. En esta tarea es apoyado por la compañía que, gracias a su enfoque hacia la especialización, hoy puede:

- Definir con mayor precisión las necesidades y la dirección del desarrollo de sus colaboradores.
- Profundizar el conocimiento de cada colaborador en su especialidad.
- Dirigir con mayor precisión programas y paquetes de compensación.

Así pues, también en materia de recursos humanos, el 2003 fue un año de cambio cultural que logra enfocar las energías, habilidades y el conocimiento de los miembros del equipo hacia su área de especialidad y, dentro de ella, hacia aquello que genera valor a la compañía.

HUMAN CAPITAL

For Grupo Posadas' hotel brands to fulfill their pledge with their markets requires more than an impeccably managed operational infrastructure or technological platform of the type the company enjoys today. It demands the commitment, skill, values and talent of its team.

While Posadas has had this competitive advantage for some time, it was necessary to reengineer training and personal development opportunities within the company to maintain this edge and, in line with other strategic goals, to totally capitalize on our new technological tools in the pursuit of a key objective: Service.

To accomplish this, intense work is done with each collaborator to ensure that they understand and assume full accountability. Thanks to the organization's support in this effort and its focus on specialization, Grupo Posadas is now in a position to:

- More precisely define the career path and training needs of its executives.
- Deepen each collaborator's knowledge of their specialty.
- Better manage employee compensation packages and programs.

In terms of human capital, 2003 was also a year of cultural change aimed at concentrating team members' energy, skills and know-how in their areas of specialty and on what specifically what produces value for the company.

En materia de Recursos Humanos, el 2003 fue un año de cambio cultural para enfocar al equipo de Posadas hacia un nuevo modelo de Operación.

In the area of Human Resources, 2003 was a time of cultural change in orienting the Posadas team toward this new operation's approach.

Este punto reviste una importancia particular. Grupo Posadas no desea ser sólo reconocida como la empresa más grande y con la mejor *infraestructura tecnológica*, su objetivo es ser la compañía hotelera con el mejor servicio en cada categoría. Para ello, lo esencial es contar con un equipo de colaboradores que practican sus valores y cuyo talento continúa otorgándole su más importante ventaja competitiva.

This point is particularly important. Grupo Posadas does not just want to be known as the biggest company with the *best technological infrastructure*. Our goal is to be the hotel operator with the best service in each category. To achieve that, the main thing is and has always been to have a team of collaborators who live by their values and whose talent continues to be the company's most important competitive advantage.





consolidar









FINANZAS

En un entorno económico difícil, caracterizado por el bajo crecimiento, la racionalización y el control del gasto tuvieron un papel preponderante en las decisiones tomadas durante el ejercicio. Esto, aunado a la fortaleza financiera de Grupo Posadas, permite dar buenas noticias.

En 2003 -año en el que se reportan ingresos netos por 3,889 millones de pesos y un EBITDA de 953 millones de pesos-, por primera vez en la historia de la compañía, Grupo Posadas pagó un dividendo de alrededor de 5 millones de dólares a sus accionistas. Si hasta el 2002 la acelerada tasa de crecimiento de la empresa había absorbido los recursos, ahora -fortalecida y con flujos disponibles- Posadas busca mantener su plan de pago de dividendos para sus inversionistas.

En el periodo, y precisamente para asegurar la rentabilidad del negocio en el futuro:

- Continuaron las inversiones en el desarrollo e implantación de las herramientas que hoy ponen en manos de la compañía ventajas competitivas difíciles de imitar. En este rubro se encuentran: Revenew, destinado a la mejora de los ingresos; y Conectum, en el control de costos, donde se invirtió un total de 8 millones de dólares.

- Se realizaron inversiones para mantener algunos hoteles en condiciones de competencia y dentro de los estándares de calidad de las marcas de Posadas. En esta línea, hay que destacar: La remodelación de Fiesta Americana Condesa Cancún, Fiesta Inn Monterrey Valle, Fiesta Inn Guadalajara y Caesar Park Río de Janeiro Ipanema. También se realizó la conversión del hotel Aeropuerto Plaza en la ciudad de México a Fiesta Inn para dotarlo de los estándares de servicio de la marca *Business Class* de Grupo Posadas; así como la conversión del Fiesta Americana Cancún al concepto de Fiesta Americana Vacation Club.

FINANCES

Given the low growth business environment we faced during 2003, a careful rationalization and control of expenses played a key role in our decision making process throughout the year. Combined with Grupo Posadas' strong financial position, this led to good results for the period.

The Group's net income for 2003 reached 3,889 million pesos, and an EBITDA of 953 million pesos.
This was the first year in Posadas' history that it paid out dividends to its shareholders; nearly 5 million dollars.

While the company's accelerated growth had absorbed resources until 2002, today a stronger Posadas with a cash flow seeks to maintain its dividend payment plan for its investors.
To assure the profitability of our business into the future, some of our actions for 2003 included:

- Continuing to devote time and resources to the development and implementation of tools that give the company the type of competitive advantages that are difficult to imitate. Examples of this strategy are Revenew, destined to improve revenues, and Contectum, designed to reduce costs, in which we invested a total of 8 million dollars.

- Making investments for keeping certain hotels competitive and in line with Posadas' brand quality standards. Efforts in this area included remodeling of the Fiesta Americana Condesa Cancun, Fiesta Inn Monterrey Valle, Fiesta Inn Guadalajara and Caesar Park Rio de Janeiro Ipanema; converting our Aeropuerto Plaza property in Mexico City to a Fiesta Inn flag to give it the service standards of Group's successful Business Class chain; and transforming the Fiesta Americana Cancun into the Fiesta Americana Vacation Club concept.



En 2003, Grupo Posadas pagó un dividendo de 5 millones de dólares a sus accionistas.

In 2003, Grupo Posadas paid out nearly 5 million dollars in dividends to its investors.



- Se llévó a cabo una negociación global que permitió que Grupo Posadas adquiriera el contrato de arrendamiento de Caesar Park y Caesar Business International Airport en São Paulo, a un precio que mejora sustancialmente la tasa de retorno de este proyecto. Acciones como ésta y las aperturas programadas para el 2004 dotan a la compañía de un inventario más completo y muy competitivo en Brasil.

Durante el año también se tomó la decisión de desinvertir en activos poco productivos. Fue el caso de Holiday Inn McAllen Civic Center, así como del cierre e intercambio del inmueble que ocupaba Caesar Park São Paulo, en Rua Augusta, por un porcentaje de Caesar Park São Paulo Faria Lima, en la misma ciudad. Con ello, se eliminó del inventario un hotel con más de 25 años de antigüedad en una zona de la ciudad que ha quedado fuera de los circuitos de actividad comercial, para sumar una propiedad en la mejor zona de São Paulo.

Para el 2004, las tareas y los esfuerzos en materia de finanzas continúan apuntando en la misma dirección: Asegurar la estabilidad financiera de la compañía, seguir mejorando el perfil de su deuda y consolidar su balance.

Ahora también, y a la luz de la definición de un nuevo Posadas, el área de Finanzas se propone generar nuevas ideas y desempeñar un papel cada vez más importante para coadyuvar a que la compañía logre el gran objetivo propuesto: Alcanzar mayores índices de rentabilidad de sus activos.

- Carrying out comprehensive negotiations to allow Grupo Posadas to acquire the lease for Caesar Park and Caesar Business International Airport in São Paulo at a price that substantially improves our ROIC for this project. Actions like this, together with the openings programmed for 2004, will endow the company with a more complete and competitive inventory in Brazil.

The company also decided in 2003 to divest itself of low yielding assets. Such was the case with Holiday Inn McAllen Civic Center, as well as closing the building occupied by Caesar Park São Paulo in Rua Augusta, and doing an equity swap for a percentage in the Caesar Park São Paulo Faria Lima in the same city. With this we eliminated a hotel from our inventory that had been operating for over 25 years in an area of town that was outside the mainstream of business activity, for a property in the best part of São Paulo.

Finances course for 2004 remains the same: Assure the company's financial stability, continue improving our debt profile, and consolidate our balance sheets.

In light of a new Posadas, Finances is generating new ideas performing a more proactive role in assuring the company achieves its overriding objective: To increase the profitability.

El Perfil de la Deuda

Durante 2003, Grupo Posadas continuó consolidando su balance y fortaleciendo su situación financiera. Entre otras acciones, mejorando el perfil de la deuda gracias a dos importantes emisiones de certificados bursátiles en el mes de mayo. Una por 250 millones de pesos y otra por 875 millones de pesos.

Entre mayo y junio, se aprovecharon las tasas de interés más bajas de la historia reciente para fijarlas en el 54% de los créditos, asegurando así un costo razonable de la deuda para los próximos años.

Con una deuda neta de 327 millones de dólares -15 millones menor a la registrada en el 2002-, el índice de deuda neta a EBITDA pasó de 4.1 veces al cierre del año anterior, a 3.9 veces en diciembre de 2003. Esto, aunado a una reducción de 1.3 puntos porcentuales en el costo ponderado de la deuda, resulta en una mejora en la cobertura de intereses de 2.6 a 3.2 veces en el mismo periodo, el nivel más alto de los últimos diez años.

EBITDA
(millones de dólares)
(millions of dollars)


100
80
60
40
20
0
61.9
77.8
91.1
94.0
88.9
85.9
1998
1999
2000
2001
2002
2003

Evolución de la Deuda Neta
(millones de dólares)
Evolution of Net Debt
(millions of dollars)


450
375
300
225
150
75
0
370
342
327
2001
2002
2003

Debt Profile

Grupo Posadas continued consolidating its balance sheets and strengthening its financial position throughout 2003. To achieve that, it significantly improved its debt profile with two major stock issues in May; one for 250 million pesos and the other for $875 million.

Between May and June, the company took advantage of the lowest interest levels in recent history to tie-in 54% of its credits at that rate, thereby assuring a reasonable cost of debt for a number of years to come.

With a net debt of 327 million dollars –$15 million less than 2002– the ratio of net debt to EBITDA went from 4.1 at the close of the previous year, to 3.9 at the close of December 2003. This, added to a 1.3 percent reduction in the calculated cost of debt, resulted in an improvement in interest coverage from 2.6 to 3.2 for the same period; the highest in the last ten years.

board of directors

Board Members

GASTÓN AZCÁRRAGA ANDRADE
Chairman & CEO, Grupo Posadas

ENRIQUE AZCÁRRAGA ANDRADE
CEO, EXIO, S.C.

PABLO AZCÁRRAGA ANDRADE
Chief Operating Officer, Grupo Posadas

CARLOS BUSTAMANTE ANCHONDO
Private Investor

FERNANDO CHICO PARDO
President, Promecan, S.C.

CARLOS LLANO CIFUENTES
Upper Boards Member, IPADE and
Universidad Panamericana

ANTONIO MADERO BRACHO
Chairman & CEO, Corporación Industrial
SANLUIS, S.A. de C.V.

SALVADOR OÑATE ASCENCIO
Chairman & CEO, Grupo Soni

JOAQUÍN VARGAS GUAJARDO
Chairman & CEO, MVS Comunicaciones

Alternate Board Members

JOSÉ CARLOS AZCÁRRAGA ANDRADE
JAVIER BARRERA SEGURA
MANUEL BORJA CHICO
JORGE CARVALLO COUTTOLENC
MARK LANGDALE
MICHEL MONTANT CARON

Commissioner
FERNANDO LOERA AGUILAR

Secretary
FRANCISCO JAVIER LÓPEZ SEGURA

comité ejecutivo

executive committee



GASTÓN AZCÁRRAGA
Presidente
Chairman & CEO



PABLO AZCÁRRAGA
Vicepresidencia Operación Hotelera
Chief Operating Officer



JAVIER BARRERA
Vicepresidencia Franquicia
Chief Marketing & Technology Officer



MANUEL BORJA
Vicepresidencia Finanzas
Chief Financial Officer



JORGE CARVALLO
Vicepresidencia Desarrollo
Chief Development Officer



RAFAEL DE LA MORA
Director General de Administración
Executive Vice President
Corporate Administration



MARK LANGDALE
Director General Posadas USA
President Posadas USA



MICHAEL MONTANT
Vicepresidencia y Dirección General de Operación
Executive Vice President Hotel Operations



directorio

directory

www.fiestamericana.com

www.fiestainn.com

www.caesar-park.com

www.caesarbusiness.com

www.favclub.com

www.fiestarewards.com

www.caesarrewards.com

www.posadas.com

Fiesta Inn Oaxaca
Av. Universidad 140,
Ex-Hacienda de Candiani,68130, Oaxaca, Oax.
☎ (951) 501 60 00 Fax (951) 501 60 05

Fiesta Inn Orizaba
Oriente 16 No. 892, Col. Centro,
94300, Orizaba, Ver.
☎ (272) 728 03 00 Fax (272) 728 0310

Fiesta Inn Pachuca
Carretera México-Pachuca Km. 85.5,
Col. Venta Prieta, 42080, Pachuca, Hgo.
☎ (771) 717 07 00 Fax (771) 717 07 26

Fiesta Inn Perinorte
Carretera Méx-Qro. Km. 32.5, Esq. Ferrocarrilera,
54900, Tultitlán, Edo. de México.
☎ (55) 58 99 45 00 Fax (55) 58 99 45 17

Fiesta Inn Periférico Sur
Periférico Sur 5530, Col. Pedregal de Carrasco,
04700, México, D.F.
☎ (55) 50 96 93 00 Fax (55) 50 96 93 10

Fiesta Inn Querétaro
Av. 5 de febrero 108, Col. Niños Héroes,
76010, Querétaro, Qro.
Tel. (442) 1 96 00 00 Fax (442) 21 96 00 15

Fiesta Inn Saltillo
Carretera Saltillo-Monterrey 6607,
25270, Saltillo, Coah.
☎ (844) 411 00 00 Fax (844) 411 00 15

Fiesta Inn San José del Cabo
Blvd. Malecón s/n. 23400,
San José del Cabo, B.C.S.
☎ (624) 142 93 00 Fax (624) 142 04 80

Fiesta Inn San Luis Potosí
Carretera 57, lado sur, Distribuidor Juárez,
78390, San Luis Potosí, S.L.P.
Tel. (444) 822 19 95 Fax (444) 822 05 50

Fiesta Inn Tampico
Av. Hidalgo 6106,
Col. Laguna de la Herradura.
89219, Tampico, Tmps.
☎ (833) 230 05 00 Fax (833) 224 79 01

Fiesta Inn Tijuana
Paseo de los Héroes 18818, Zona Río,
22320 Tijuana, B.C.N.
☎ (664) 634 69 01 Fax (664) 634 69 12

Fiesta Inn Tlalnepantla
Sor Juana Inés de la Cruz 22,
54000, Tlalnepantla, Edo. de México.
Tel. (55) 57 29 41 00 Fax (55) 53 90 85 73

Fiesta Inn Toluca
Paseo Tollocan Oriente 1132,
esq. Francisco I. Madero,
Col. Santa Ana Tlapaltitlán. 50160,
Toluca, Edo. de México.
☎ (722) 276 10 00 Fax (722) 276 10 10

Fiesta Inn Torreón
Paseo de la Rosita 910,
Col. Campestre La Rosita, 27250, Torreón, Coah.
☎ (871) 729 43 00 Fax (871) 721 29 58

Fiesta Inn Veracruz
Prol. Blvd. Manuel Avila Camacho s/n,
Fracc. Costa de Oro. 94299, Boca del Río, Ver.
☎ (229) 923 10 00 Fax (229) 923 10 01

Fiesta Inn Veracruz Malecón
General Figueroa 68, Col. Centro,
91709, Veracruz, Ver.
☎ (229) 923 15 00 Fax (229) 923 15 09

Fiesta Inn Xalapa
Carretera Xalapa-Veracruz Km. 2.5,
esq. Blvd. Vista Hermosa. Xalapa, Ver.
☎ (228) 812 79 20 Fax (228) 812 79 46

Fiesta Inn Aeropuerto Ciudad de México
Blvd. Puerto Aéreo 502, Col. Moctezuma,
Segunda Sección,15530, México, D.F.
☎ (55) 51 33 60 00 Fax (55) 51 33 66 18



CÆSAR PARK
HOTELS & RESORTS

Caesar Park Buenos Aires
Posadas 1232, La Recoleta, C1011ABF,
Buenos Aires, Argentina.
☎ (54 11) 48 19 11 00 Fax (54 11) 48 19 11 21

Caesar Park Fortaleza
Av. Beira Mar 3980, Praia do Mucuripe,
60165-121, Fortaleza-CE, Brasil.
☎ (55 85) 466 50 00 Fax (55 85) 466 51 11

Caesar Park São Paulo- Faria Lima
Rua das Olimpiadas, 205-Vila Olimpia,
CEP 04551-000, São Paulo / SP-Brasil.
☎ (55 11) 30 49 66 66 Fax (55 11) 30 49 66 00

Caesar Park São Paulo International Airport
Rod. Hélio Smidt Acesso da Base Aérea, Setor 1,
07141-970, Guarulhos, São Paulo, Brasil.
☎ (55 11) 34 91 42 00 Fax (55 11) 34 91 43 21

Caesar Park Río de Janeiro-Ipanema
Av. Vieira Souto 460, Ipanema
22420-000, Río de Janeiro-RJ Brasil.
☎ (55 21) 25 25 25 25 Fax (55 21) 25 21 60 00



CÆSAR BUSINESS
HOTELS

Caesar Business Belo Horizonte
Av. Luis Paulo Franco 421,
30320-570, Belo Horizonte-BH, Brasil.
☎ (55 31) 21 23 98 98 Fax (55 31) 21 23 98 99

Caesar Business Lagoa dos-Ingleses- BH
Avenida Princesa Diana 440, Alphaville Lagoa dos
Ingleses, 34000-000, Nova Lima, MG, Brasil.
☎ (55 31) 35 89 79 00 Fax (55 31) 35 89 79 01

Caesar Business São José dos Campos,
Av. Dep. Benedito Matarazzo 9009,
Jd. Oswaldo Cruz 12216-550,
São José dos Campos, São Paulo, Brasil.
☎ (55 12) 39 47 00 00 Fax (55 12) 39 47 00 67

Caesar Business São Paulo- Faria Lima
Rua das Olimpiadas, 205-Vila Olimpia,
CEP 04551-000 São Paulo / SP-Brasil.
☎ (55 11) 30 49 66 66 Fax (55 11) 30 49 66 00

Caesar Business São Paulo International Airport
Rod. Hélio Smidt Acesso da Base Aerea Sector 1,
07141-970 Guarulhos, São Paulo, Brasil.
☎ (55 11) 34 91 42 00 Fax (55 11) 34 91 43 21

Caesar Business São Paulo-Paulista
Av. Paulista 2181, Cerq. Cesar,
01311-300, São Paulo, São Paulo, SP Brasil.
☎ (55 11) 30 66 66 66 Fax (55 11) 30 66 66 67

Caesar Business Río de Janeiro-Botafogo
Rua da Passagem 39, Botafogo,
22290-030, Río de Janeiro, Brasil.
☎ (55 21) 21 31 12 12 Fax (55 21) 21 31 12 20



EXPLOREAN

The Explorean Kohunlich
Carretera Chetumal-Escárcega, desviación Ruinas Kohunlich Km. 5.65, Q.R.
☎ (55) 5201 83 50 Fax (55) 52 01 84 50

Posadas USA
Posadas USA

Holiday Inn Express
2000 S. 10TH St.,
78530, McAllen, Tx.
☎ (956) 686 17 41 Fax (956) 682 71 87

Fiesta Inn Laredo
5240 San Bernardo Avenue, con la IH-35,
78041, Laredo, Tx.
☎ (956) 723 36 03 Fax (956) 724 76 97

Holiday Inn Laredo Civic Center
800 Garden St., 78040, Laredo, Tx.
☎ (956) 727 58 00 Fax (956) 727 02 78

Holiday Inn Sunspree Resort
South Padre Island
100 Padre Boulevard,
78597, South Padre Island, Tx.
☎ (956) 761 54 01 Fax (956) 761 15 60

Residence Inn By Marriott
220 Expressway 83,
78501 McAllen, Tx.
☎ (956) 994 86 26 Fax (956) 994 86 27

Sheraton Fiesta Beach Resort
310 Padre Boulevard,
78597, South Padre Island, Tx.
☎ (956) 761 65 51 Fax (956) 761 65 70

Otros hoteles operados por Grupo Posadas
Others hotels operated by Grupo Posadas

Holiday Inn Mérida
Av. Colón 498 y Calle 60,
97127, Mérida, Yuc.
☎ (999) 925 68 77 Fax (999) 925 77 55

Reservaciones desde México 5326 69 00 Lada sin costo 01 800 504 5000
Reservations from the USA 1800-Fiesta 1

DISEÑO: PRINTT DISEÑADORES, S.C. / EDUARDO ZAPATA / FOTOGRAFÍA: MICHAEL CALDERWOOD / RETRATOS: HECTOR ARMANDO HERRERA RETRATO PORTADA: G&M DAVID DE LOSSY



FIESTAMERICANA
HOTELS • RESORTS • SUITES

Fiesta Americana Aguascalientes
Calle Laureles s/n.,
20000, Aguascalientes, Ags.
(449) 918 60 10 Fax (449) 918 51 18

Fiesta Americana Centro Monterrey
Av. Corregidora 519 Oriente, Zona Centro,
64000, Monterrey, N.L.
(81) 83 19 09 00 Fax (81) 83 19 09 19

Fiesta Americana Condesa Acapulco
Av. Costera Miguel Alemán 97,
39690, Acapulco, Gro.
(744) 484 28 28 Fax (744) 484 28 78

Fiesta Americana Condesa Cancún
Blvd. Kukulkán Km. 16.5, Zona Hotelera,
77500, Cancún, Q.R.
(998) 881 42 00 Fax (998) 885 18 00

Fiesta Americana Cozumel Dive Resort
Carretera a Chankanaab Km. 7.5,
77600, Cozumel, Q.R.
(987) 872 96 00 Fax (987) 872 26 66

Fiesta Americana Guadalajara
Aurelio Aceves 225, Glorieta Minerva,
Col. Vallarta Poniente. 44110, Guadalajara, Jal.
(33) 38 25 34 34 Fax (33) 36 15 65 61

Fiesta Americana Hermosillo
Blvd. Eusebio Kino 369, Col. Lomas Pitic,
83010, Hermosillo, Son.
(662) 259 60 00 Fax (662) 259 60 61

Fiesta Americana León
Blvd. Adolfo López Mateos 1102 Oriente,
Col. Los Gavilanes, 37270, León, Gto.
(477) 719 80 00 Fax (477) 713 53 80

Fiesta Americana Hacienda Galindo
Carretera a Amealco Km. 5.5,
76800, San Juan del Río, Qro.
(427) 271 82 00 Fax (427) 275 03 00

Fiesta Americana Mérida
Calle 56 A-451, esq. Av. Colón,
97000, Mérida, Yuc.
(999) 942 11 11 Fax (999) 942 11 12

Fiesta Americana Puebla
Blvd. Atlixcáyotl Km. 5,
72810, Puebla, Pue.
(222) 225 93 00 Fax (222) 225 93 01

Fiesta Americana Puerto Vallarta
Av. Francisco Medina Asencio Km. 2.5,
48300, Puerto Vallarta, Jal.
(322) 224 20 10 Fax (322) 224 21 08

Fiesta Americana Querétaro
Blvd. Bernardo Quintana Arrioja 4050,
Col. Alamos, 3era. Sección 76160,
Santiago de Querétaro, Qro.
(4422) 192 99 99 Fax (442) 192 99 17

Fiesta Americana Reforma
Av. Paseo de la Reforma 80, Col. Juárez,
06600, México, D.F.
(55) 5140 41 00 Fax (55) 5140 41 40

Fiesta Americana Suites Zona Rosa
Londres 115, Col. Juárez,
6600, México, D.F.
(55) 50 80 07 00 Fax (55) 50 80 07 99

Fiesta Americana Veracruz
Prol. Blvd. Manuel Avila Camacho s/n,
Fracc. Costa de Oro., 94299, Boca del Río, Ver.
(229) 989 89 89 Fax (229) 989 89 06


FIESTAMERICANA
HOTELS & RESORTS Grand

Fiesta Americana Grand Coral Beach
Cancún Blvd. Kukulkán Km. 9.5, Lote 6,
Zona Hotelera. 77500, Cancún, Q.R.
(998) 881 32 00 Fax (998) 88 32 76

Fiesta Americana Grand Chapultepec
Mariano Escobedo 756, Colonia Anzures,
11590, México, D.F.
(55) 25 81 15 00 Fax (55) 25 81 15 01

Fiesta Americana Grand Los Cabos
Desarrollo Cabo del Sol,
Carr. Transpeninsular Km.10.3.
23410, Los Cabos, B.C.S.
(624) 145 62 00 Fax (624) 145 62 01


FIESTAMERICANA
VACATION CLUB

Fiesta Americana Cancún
Blvd. Kukulkán Km. 8.5, Zona Hotelera,
77500, Cancún, Q.R.
(998) 881 14 00 Fax (998) 881 14 01

Fiesta Americana Grand Los Cabos
Desarrollo Cabo del Sol,
Carr. Transpeninsular Km. 10.3.
23410, Los Cabos, B.C.S.
(624) 145 62 00 Fax (624) 145 62 01


FIESTA INN®
HOTELES

Fiesta Inn Acapulco
Av. Costera Miguel Alemán 2311,
39690, Acapulco, Gro.
(744) 435 05 00 Fax (744) 435 05 09

Fiesta Inn Aguascalientes
Mahatma Gandhi 302 Sur,
20280, Aguascalientes, Ags.
(449) 978 08 08 Fax (449) 913 77 44

Fiesta Inn Celaya
Carretera Panamericana Km. 5 s/n,
38120, Celaya, Gto.
(461) 618 86 00 Fax (461) 618 8610

Fiesta Inn Centro Histórico
Avenida Juárez 76, Colonia Centro,
06010, México, D.F.
(55) 51 30 29 00 Fax (55) 5130 2910

Fiesta Inn Ciudad del Carmen
Av. Periférica Norte s/n, esq. Av. La Concordia,
Col. Petrolera 24170, Ciudad del Carmen, Camp.
(938) 381 02 00 Fax (938) 381 02 40

Fiesta Inn Ciudad Juárez
Av. Paseo Triunfo de la República 3451,
Col. Circuito Pronaf., 32315, Ciudad Juárez, Chih.
(656) 686 07 00 Fax (656) 686 07 01

Fiesta Inn Culiacán
J. Diego Valadez Ríos 1676,
Sec. Des. Urbano 3 Ríos. 80030, Culiacán, Sin.
(667) 759 59 00 Fax (667) 759 59 99

Fiesta Inn Chihuahua
Blvd. Antonio Ortiz Mena 2801,
Col. Quintas del Sol., 31250, Chihuahua, Chih.
(614) 429 01 00 Fax (614) 429 01 10

Fiesta Inn Guadalajara
Av. Mariano Otero 1550, Rinconada del Sol,
45055, Guadalajara, Jal.
(33) 36 69 32 00 Fax (33) 36 69 32 47

Fiesta Inn Hermosillo
Blvd. Eusebio Kino 371, Col. Lomas Pitic,
83010, Hermosillo, Son.
(662) 289 22 00 Fax: (662) 289 22 54

Fiesta Inn Insurgentes Viaducto
Insurgentes Sur 553, Colonia Escandón,
11800, México, D.F.
(55) 52 76 74 00 Fax (55) 5276 7499

Fiesta Inn León
Blvd. Adolfo López Mateos 2702 Oriente,
Col. Jardines de Jerez II, 37530, León, Gto.
(477) 710 05 00 Fax (477) 710 05 06

Fiesta Inn Mazatlán
Av. Camarón Sábalo 1927,
82110, Mazatlán, Sin.
(669) 989 01 00 Fax (669) 989 01 30

Fiesta Inn Monclova
Blvd. Harold R. Pape 1909,
Col. Jardines de La Salle.
25730, Monclova, Coah.
(866) 649 49 00 Fax (866) 649 49 10

Fiesta Inn Monterrey Centro
Av. Pino Suárez 1001, Col. Centro,
64000, Monterrey, N.L.
(81) 81 50 22 00 Fax (81) 81 50 22 22

Fiesta Inn Monterrey La Fe- Aeropuerto
Carretera Miguel Alemán Km. 105, Col. La Fe,
66486, San Nicolás de los Garza, N.L.
(81) 83 19 75 00 Fax (81) 83 19 75 10

Fiesta Inn Monterrey Norte
Av. Fidel Velázquez 3000, Col. Central,
64270, Monterrey, N.L.
(81) 83 89 89 89 Fax (81) 83 89 89 00

Fiesta Inn Monterrey Valle
Av. Lázaro Cárdenas 327 Oriente,
San Pedro Garza García, 66269, Monterrey, N.L.
(81) 83 99 15 00 Fax (81) 83 63 68 95

Fiesta Inn Morelia
Av. Ventura Puente, esq. Av. Camelinas,
Col. Félix Ireta, 58070, Morelia, Mich.
(443) 322 80 00 Fax (443) 315 02 81

Fiesta Inn Naucalpan
Periférico Norte, esq. Gustavo Baz,
53370, Naucalpan, Edo. de México.
(55) 5387 99 10 Fax (55) 5359 10 15

Fiesta Inn Nuevo Laredo
Av. Reforma 5530, Col. Lagos,
88290, Nuevo Laredo, Tamps.
(867) 711 44 44 Fax (867) 711 44 00


POSADAS MR

Grupo Posadas

Estados Financieros 2003

Grupo Posadas, S.A. de C.V. y Subsidiarias

Estados Financieros Consolidados

por los años que terminaron el 31 de diciembre de 2003 y 2002, y dictamen de los auditores independientes del 19 de marzo de 2004

19 de marzo de 2004

A la Asamblea de Accionistas de
Grupo Posadas, S. A. de C. V.:

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los Estatutos de Grupo Posadas, S. A. de C. V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2003.

He asistido a las Asambleas de Accionistas y Juntas de Consejo de Administración a las que he sido convocado, y he obtenido de los Directores y Administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas en México.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los Administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta Asamblea, son adecuados y suficientes, y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los Administradores refleja en forma veraz, suficiente y razonable la situación financiera individual y consolidada de Grupo Posadas, S. A. de C. V. al 31 de diciembre de 2003, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en su situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C. P. C. Fernando Loera A.
Comisario

19 de marzo de 2004

Hemos examinado los balances generales consolidados de Grupo Posadas, S. A. de C. V. y Subsidiarias ("la Compañía") al 31 de diciembre de 2003 y 2002, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorias. Los estados financieros de algunas subsidiarias, cuyos activos e ingresos representan respectivamente, el 3% y 7% en 2003 y el 5 % y 7% en 2002, de los totales consolidados, fueron examinados por otros auditores, y nuestra opinión, en tanto se refiere a dichas subsidiarias, se basa únicamente en el dictamen de los otros auditores.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión basada en nuestros exámenes y en los dictámenes de otros auditores a los que se hace referencia en el primer párrafo, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Posadas, S. A. de C. V. y Subsidiarias al 31 de diciembre de 2003 y 2002, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en su situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Firma miembro de Deloitte Touche Tohmatsu

C.P.C. Carlos M. Pantoja Flores

Balances generales consolidados

al 31 de diciembre de 2003 y 2002

(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

Activo		**2003**		**2002**
ACTIVO CIRCULANTE:				
Efectivo e inversiones temporales	$	228,413	$	264,831
Cuentas y documentos por cobrar, neto		684,996		489,391
Inventarios		15,165		30,383
Pagos anticipados		42,652		94,821
Inventario inmobiliario		362,480		383,156
Total del activo circulante		1,333,706		1,262,582
DOCUMENTOS POR COBRAR A LARGO PLAZO		145,793		107,826
INTERVALOS DE CLUB VACACIONAL		-		99,742
PROPIEDADES Y EQUIPO, NETO		7,883,059		8,016,052
INVERSIÓN EN ACCIONES DE ASOCIADAS		27,793		43,206
OTROS ACTIVOS, NETO		788,759		642,104
Total	$	10,179,110	$	10,171,512

Las notas adjuntas son parte de los estados financieros consolidados.

Pasivo y capital contable	2003	2002
PASIVO CIRCULANTE:		
Préstamos bancarios y porción circulante de la deuda a largo plazo	$ 552,608	$ 753,230
Proveedores	461,243	381,055
Otras cuentas por pagar y pasivos acumulados	386,953	446,733
Total del pasivo circulante	1,400,804	1,581,018
DEUDA A LARGO PLAZO	3,354,863	3,215,352
PASIVOS ACUMULADOS A LARGO PLAZO	87,919	72,911
IMPUESTO AL VALOR AGREGADO	54,890	18,607
IMPUESTO SOBRE LA RENTA DIFERIDO	1,162,319	1,181,297
Total del pasivo	6,060,795	6,069,185
CRÉDITOS DIFERIDOS	38,468	26,906
CAPITAL CONTABLE:		
CAPITAL CONTRIBUIDO:		
Nominal	489,427	490,208
Aportaciones para futuros aumentos de capital	141,001	141,001
Asignado para recompra de acciones	8,743	8,632
Acciones en fideicomiso	(7,379)	(71)
Prima en colocación de acciones	156,693	202,143
Actualización	1,436,505	1,436,888
	2,224,990	2,278,801
CAPITAL GANADO:		
Reserva para recompra de acciones	146,695	146,231
Resultados acumulados	2,176,736	2,097,337
Resultado acumulado por actualización	(795,883)	(801,405)
Efecto acumulado de impuesto sobre la renta diferido	(783,349)	(783,349)
	744,199	658,814
Interés minoritario	1,110,658	1,137,806
Total del capital contable	4,079,847	4,075,421
Total	$ 10,179,110	$ 10,171,512

Estados consolidados de resultados

(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

	2003	2002
OPERACIÓN DE LA INVERSIÓN HOTELERA:		
Ingresos	$ 2,721,708	$ 2,857,825
Costos departamentales y gastos	923,259	921,447
Utilidad departamental	1,798,449	1,936,378
Gastos generales:		
Administración	440,783	478,798
Venta, publicidad y promoción	257,320	274,080
Mantenimiento y energía	286,022	305,472
	984,125	1,058,350
Utilidad antes de otros gastos	814,324	878,028
Otros gastos:		
Impuestos a la propiedad y seguros	52,960	18,955
Otros (ingresos) gastos, neto	(1,683)	52,727
	51,277	71,682
Contribución de la operación hotelera	763,047	806,346
HONORARIOS POR ADMINISTRACIÓN, MARCA Y OTROS:		
Ingresos	477,975	453,320
Costos directos y gastos corporativos	282,247	306,763
Otros ingresos, neto	(24,755)	(4,632)
Contribución por administración, marca y otros	220,483	151,189
OTROS NEGOCIOS:		
Ingresos	664,102	583,359
Costos directos y gastos	528,167	397,129
Contribución de otros negocios	135,935	186,230
GASTOS CORPORATIVOS	65,179	100,894
DEPRECIACIÓN, AMORTIZACIÓN Y ARRENDAMIENTO DE INMUEBLES	516,143	469,828
AMORTIZACIÓN DE SUPERÁVIT EN ADQUISICIÓN DE NEGOCIOS, NETO	(2,983)	(14,083)
Utilidad de operación	541,126	587,126

Las notas adjuntas son parte de los estados financieros consolidados.

	2003	2002
OTROS GASTOS, NETO	68,071	32,658
COSTO INTEGRAL DE FINANCIAMIENTO:		
Gastos por intereses	297,504	366,687
Ingresos por intereses	(7,265)	(10,767)
Resultado cambiario, neto	136,606	285,629
Pérdida por actualización de Unidades de Inversión	2,427	10,743
Utilidad por posición monetaria	(133,656)	(205,325)
	295,616	446,967
Utilidad antes de impuestos	177,439	107,501
IMPUESTOS	72,141	35,550
Utilidad antes de participación en los resultados de compañías asociadas y operaciones discontinuadas	105,298	71,951
PARTICIPACIÓN EN LOS RESULTADOS DE COMPAÑÍAS ASOCIADAS	1,731	1,758
OPERACIONES DISCONTINUADAS	3,383	-
UTILIDAD NETA CONSOLIDADA DEL AÑO	103,646	73,709
(PÉRDIDA) UTILIDAD NETA DE LOS ACCIONISTAS MINORITARIOS	(32,792)	16,987
UTILIDAD NETA DE LOS ACCIONISTAS MAYORITARIOS	$ 136,438	$ 56,722
UTILIDAD MAYORITARIA POR ACCIÓN (EN PESOS)	$ 0.2737	$ 0.1134
UTILIDAD MAYORITARIA DILUIDA POR ACCIÓN (EN PESOS)	$ 0.2527	$ 0.0975
PROMEDIO PONDERADO DE ACCIONES EN CIRCULACIÓN	498,322,495	500,223,447

Las notas adjuntas son parte de los estados financieros consolidados.

Estados consolidados de variaciones en el capital contable

por los años que terminaron el 31 de diciembre de 2003 y 2002
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

	Nominal	Aportaciones para futuros aumentos de capital	Asignado para recompra de acciones	Acciones en fideicomiso	Prima en colocación de acciones
SALDOS AL 31 DE DICIEMBRE DE 2001	$ 490,208	$ 141,001	$ 8,379	$ (4,015)	$ 206,320
Recompra de acciones propias, neta	-	-	253	-	67
Plan de acciones a ejecutivos	-	-	-	3,944	(4,244)
Compra de interés minoritario	-	-	-	-	-
Utilidad del año	-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-
Utilidad integral	-	-	-	-	-
	490,208	141,001	8,632	(71)	202,143
SALDOS AL 31 DE DICIEMBRE DE 2002					
Acciones en fideicomiso de garantía	(781)	-	-	-	(2,581)
Recompra de acciones propias, neta	-	-	111	-	(246)
Plan de acciones a ejecutivos	-	-	-	(7,308)	(36,500)
Decreto de dividendos	-	-	-	-	-
Aportaciones de accionistas minoritarios, neta de compra	-	-	-	-	-
Reembolso de aportaciones para futuros aumentos de capital	-	-	-	-	(6,123)
Utilidad (pérdida) del año	-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-
Utilidad integral	-	-	-	-	-
SALDOS AL 31 DE DICIEMBRE DE 2003	$ 489,427	$ 141,001	$ 8,743	$ (7,379)	$ 156,693

Las notas adjuntas son parte de los estados financieros consolidados.

Actualización	Reserva para recompra de acciones	Resultados acumulados	Resultado acumulado por actualización	Efecto acumulado de impuesto sobre la renta diferido	Interés minoritario	Total del capital contable
$ 1,436,348	$ 145,766	$ 2,040,615	$ (818,688)	$ (783,349)	$ 1,174,147	$ 4,036,732
552	465	-	-	-	-	1,337
(12)	-	-	-	-	-	(312)
-	-	-	-	-	(53,328)	(53,328)
-	-	56,722	-	-	16,987	73,709
-	-	-	17,283	-	-	17,283
-	-	56,722	17,283	-	16,987	90,992
1,436,888	146,231	2,097,337	(801,405)	(783,349)	1,137,806	4,075,421
(134)	-	-	-	-	-	(3,496)
(5)	464	-	-	-	-	324
-	-	-	-	-	-	(43,808)
-	-	(57,039)	-	-	-	(57,039)
-	-	-	-	-	5,644	5,644
(244)	-	-	-	-	-	(6,367)
-	-	136,438	-	-	(32,792)	103,646
-	-	-	5,522	-	-	5,522
-	-	136,438	5,522	-	(32,792)	109,168
$ 1,436,505	$ 146,695	$ 2,176,736	$ (795,883)	$ (783,349)	$ 1,110,658	$ 4,079,847

Estados consolidados de cambios en la situación financiera

Por los años que terminaron el 31 de diciembre de 2003 y 2002

(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

	2003	2002
OPERACIÓN:		
Utilidad neta consolidada del año	$ 103,646	$ 73,709
Más (menos) - Partidas que no requirieron (generaron) recursos:		
Depreciación y amortización	415,109	348,890
Participación en los resultados de compañías asociadas	(1,731)	(1,758)
Impuesto sobre la renta diferido	(18,978)	(33,448)
Amortización de superávit en adquisición de negocios, neto	(2,983)	(14,083)
Pasivos acumulados a largo plazo	15,008	9,162
	510,071	382,472
CAMBIOS EN ACTIVOS Y PASIVOS DE OPERACIÓN:		
(Aumento) disminución en:		
Cuentas y documentos por cobrar	(195,605)	(68,772)
Inventarios	15,218	(2,919)
Pagos anticipados	52,169	(57,584)
Inventario inmobiliario	20,676	3,984
Aumento (disminución) en:		
Proveedores	80,188	110,492
Otras cuentas por pagar y pasivos acumulados	(59,780)	143,116
Recursos generados por la operación	422,937	510,789
FINANCIAMIENTO:		
Cambio de la deuda financiera en términos nominales	90,794	252,156
Disminución en la deuda financiera por efectos de inflación y fluctuación cambiaria	(151,904)	(211,837)
Impuesto al valor agregado	36,283	8,734
Acciones en fideicomiso de garantía	(3,496)	-
Recompra de acciones propias, neta	324	1,337
Plan de acciones a ejecutivos	(43,808)	(312)
Aportaciones (compra) de interés minoritario	5,644	(53,328)
Reembolso de aportaciones para futuros aumentos de capital	(6,367)	-
Decreto de dividendos	(57,039)	-
Recursos utilizados en actividades de financiamiento	(129,569)	(3,250)
INVERSIÓN:		
Documentos por cobrar a largo plazo	(37,967)	(35,098)
Intervalos de club vacacional	105,264	66,849
Propiedades y equipo, neto de retiros	(150,380)	(366,592)
Inversión en acciones de asociadas	17,144	8,178
Otros activos	(278,392)	(46,715)
Créditos diferidos	14,545	(58,600)
Recursos utilizados en actividades de inversión	(329,786)	(431,978)
EFECTIVO E INVERSIONES TEMPORALES:		
(Disminución) aumento	(36,418)	75,561
SALDO AL INICIO DEL AÑO	264,831	189,270
SALDO AL FINAL DEL AÑO	$ 228,413	$ 264,831

Las notas adjuntas son parte de los estados financieros consolidados.

(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

1. Actividad y evento significativo

Actividad - La principal actividad de Grupo Posadas, S. A. de C. V. y Subsidiarias ("la Compañía") es la operación de inmuebles hoteleros propios y de terceros, a través de la administración y arrendamiento puro, que operan principalmente bajo los nombres comerciales Fiesta Americana y Fiesta Inn en México y Caesar Park en Sudamérica, de los cuales al 31 de diciembre de 2003 y 2002, quince y once hoteles son arrendados, respectivamente y treinta y tres y treinta y cinco hoteles, respectivamente, son mayoritariamente propios.

Los contratos de administración por medio de los cuales la Compañía opera los hoteles Fiesta Americana, Fiesta Inn, Holiday Inn y Caesar Park establecen un honorario basado en los ingresos de los hoteles y un incentivo basado en la utilidad de operación.

Al 31 de diciembre de 2003 y 2002, la Compañía operaba 14,605 y 13,837 cuartos, respectivamente, incluyendo hoteles propios, administrados y arrendados.

Adicionalmente opera un negocio denominado "Club Vacacional", el cual es similar al tiempo compartido. Este concepto está siendo desarrollado en Los Cabos, Baja California Sur, y en Cancún, Quintana Roo; para su operación se contó hasta el ejercicio 2002 con el apoyo de Hilton Grand Vacation Club y de Resort Condominiums International (RCI), lo cual permitió penetrar con mayor fuerza en el mercado nacional y extranjero.

Evento significativo - Con el propósito de obtener mayores eficiencias en los procesos de negocios y administrativos, durante 2003 se inició la reestructura de varias operaciones mediante la instalación de una plataforma operativa y tecnológica denominada "Conectum", cuyo objetivo es agilizar y eficientar las operaciones, así como la reducción de costos operativos y administrativos. Esta reestructura se piensa concluir durante 2004.

2. Bases de presentación

a. Consolidación de estados financieros - Los estados financieros consolidados adjuntos incluyen los estados financieros de Grupo Posadas, S. A. de C. V. y los de las subsidiarias en las cuales tiene control efectivo de la administración.

Las principales entidades en las que se tiene una participación mayor al 50% y control efectivo de su administración y se incluyen en estos estados financieros consolidados son:

Compañía	Participación (%)
Posadas de México, S.A. de C.V. y Subsidiarias	100
Inmobiliaria Hotelera Posadas, S.A. de C.V. y Subsidiarias	70
Servicios Hoteleros Posadas, S.A. de C.V. y Subsidiarias	100
Posadas USA Inc, y Subsidiarias	100
Fondo Inmobiliario Posadas, S.A. de C.V. y Subsidiarias	100

Los hoteles propiedad de la Compañía, así como los que se encuentran en arrendamiento, pagan a Grupo Posadas, S. A. de C. V. honorarios por administración, considerando las mismas bases que se utilizan para hoteles administrados que no son propiedad de la Compañía. Con el propósito de mostrar los resultados de los negocios de operación de la inversión hotelera y de honorarios por administración, marca y otros con los costos e ingresos propios de este tipo de negocios, la Administración decidió no eliminar estas operaciones al elaborar los estados consolidados de resultados, sin que esto afecte la utilidad de operación.

Los importes de las operaciones que no fueron eliminadas, así como los saldos de los rubros que se verían afectados por su incorporación se presentan a continuación:

	2003		2002	
	Importe de la eliminación	Saldo después de eliminación	Importe de la eliminación	Saldo después de eliminación
Operación de la inversión hotelera:				
Gastos generales-Administración	$ 246,624	$ 194,159	$ 245,347	$ 233,451
Gastos generales- Venta, publicidad y promoción	$ 18,163	$ 239,157	$ 21,949	$ 252,131
Honorarios por administración, marca y otros:				
Ingresos	$ 264,787	$ 213,189	$ 267,296	$ 186,024

Los demás saldos y operaciones importantes han sido eliminados en estos estados financieros consolidados.

b. Conversión de estados financieros de subsidiarias extranjeras – Para consolidar los estados financieros de subsidiarias extranjeras que operan de forma independiente de la Compañía, se aplican las mismas políticas contables de la Compañía y se actualizan por la inflación del país en que operan, y se expresan en moneda de poder adquisitivo al cierre del ejercicio y posteriormente, todos los activos y pasivos se convierten al tipo de cambio en vigor al cierre del ejercicio. Las aportaciones del capital social se convierten al tipo de cambio de la fecha en que se efectuaron las aportaciones, los resultados de ejercicios anteriores al tipo de cambio del cierre en que se obtuvieron y los ingresos, costos y gastos al tipo de cambio de cierre del periodo que se informa. Con esto se obtiene información comparable en atención a las monedas funcionales de cada país en que opera la Compañía. Por lo tanto las cifras de los estados financieros de años anteriores difieren de las originalmente presentadas.

c. Utilidad integral - La utilidad integral que se presenta en los estados consolidados de variaciones en el capital contable adjuntos, es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones y movimientos del capital contribuido. Se integra por la utilidad neta del ejercicio más otras partidas como el resultado por tenencia de activos no monetarios que representa una ganancia o pérdida del mismo período y que de conformidad con los principios de contabilidad generalmente aceptados en México se presenta directamente en el capital contable, sin afectar el estado de resultados.

d. Reclasificaciones - Los estados financieros por el año que terminó el 31 de diciembre de 2002 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2003.

e. Adquisición de negocios- La participación en los resultados y los cambios patrimoniales de las subsidiarias que son compradas o vendidas, se incluyen en los estados financieros desde o hasta la fecha en que se llevan a cabo las transacciones y son actualizados en términos de poder adquisitivo de la moneda de fin de año. Las diferencias entre el valor en libros y el costo de adquisición de subsidiarias, son reconocidas en resultados en un período de cinco años y su importe neto es presentado en el rubro de "Amortización de Superávit en Adquisición de Negocios", por considerarse como parte integrante de la utilidad de operación.

3. Resumen de las principales políticas contables

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la Administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas individuales de los estados financieros consolidados y para efectuar las revelaciones que se requiere presentar en los mismos. Aún cuando los resultados reales pueden diferir de dichas estimaciones, la Administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas seguidas por la Compañía son las siguientes:

a. **Cambios en políticas contables** - A partir del 1 de enero de 2003 la Compañía adoptó las disposiciones de los siguientes principios contables:

- Boletín C-8 "Activos Intangibles" que establece, entre otros, que los costos de desarrollo de un nuevo proyecto se deben de capitalizar si cumplen con los criterios definidos para su reconocimiento como activos. Los costos preoperativos que no se identifiquen como de desarrollo se deben registrar como un gasto del periodo y los activos intangibles considerados con una vida útil indefinida no se amortizan, aunque su valor estará sujeto a pruebas de deterioro. El saldo por amortizar de los costos preoperativos capitalizados hasta el 31 de diciembre de 2002 conforme al Boletín C-8 anterior, se continuará amortizando de acuerdo con lo establecido en dicho Boletín.

- Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso de valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión.

Al 31 de diciembre de 2003 los efectos por la aplicación de los Boletines C-8 y C-9 no fueron importantes.

b. **Reconocimiento de los efectos de la inflación** - La Compañía actualiza sus estados financieros en términos de poder adquisitivo de la moneda de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos del poder adquisitivo del cierre de ese año. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

Los porcentajes de inflación por los años terminados el 31 de diciembre fueron:

	2003	2002
México	3.98	5.70
Estados Unidos de América	1.02	2.38
Brasil	10.38	14.74
Argentina	3.64	117.49

c. **Inversiones temporales** - Se encuentran representadas principalmente por valores negociables en mercado de dinero, a su valor de mercado.

d. **Inventarios y costo de ventas** - Los inventarios se encuentran valuados a costos promedios que, por su alta rotación, se asemejan al costo de reposición, sin exceder el valor de mercado. El costo de ventas se actualiza aplicando el Índice Nacional de Precios al Consumidor ("INPC").

e. Inventario inmobiliario - Hasta el 31 de diciembre de 2000, el inventario inmobiliario consistente en terrenos, villas y lotes residenciales para venta y muelles ubicados en Ixtapa, Guerrero, se valuó a costo histórico, incluyendo impuestos a la propiedad y costos incurridos durante el desarrollo y período de construcción.

Durante 2001 la administración decidió discontinuar este negocio y consecuentemente se registraron reservas por $126,639 para reflejar este inventario a su valor estimado de realización. El proceso de venta de los activos de este negocio se estima que concluirá en el corto plazo, período en el que se evaluarán las opciones de venta y desincorporación o suspensión de actividades de las entidades legales dedicadas a este segmento, cuyos resultados se presentan como operaciones discontinuadas en los estados consolidados de resultados.

Los intervalos de Club Vacacional se registran a su costo de construcción, que normalmente es en dólares americanos, y se actualiza con base en el factor de deslizamiento del peso frente al dólar americano, con el objeto de mostrar valores acordes con la situación actual del sector inmobiliario. El costo de ventas se registra en el momento de realizar la venta.

Los intervalos de Club Vacacional registrados a largo plazo al 31 de diciembre de 2002, corresponden al costo del edificio del hotel Fiesta Americana Cancún, el cual se remodeló para proporcionar el servicio de Club Vacacional. Dicha remodelación fue concluida en 2003 y el activo ha sido clasificado como parte del inventario inmobiliario por estar disponible para venta.

f. Inversión en acciones de asociadas.- Las inversiones en acciones en donde la Compañía tiene influencia significativa se registran aplicando el método de participación reconociendo la participación en los resultados y capital contable de las compañías asociadas.

Las inversiones en acciones en donde la Compañía no tiene influencia significativa, se encuentran valuadas a su costo actualizado por el INPC, sin exceder al valor de realización.

g. Propiedades y equipo - Las propiedades y equipo en México han sido actualizadas aplicando factores derivados del INPC. La depreciación es calculada utilizando el método de línea recta, considerando la vida útil económica y el valor residual determinado por peritos valuadores.

Las propiedades y equipo de las subsidiarias ubicadas en el extranjero, se encuentran expresadas a su costo histórico actualizado con el INPC del país de origen, y convertidas a pesos mexicanos al tipo de cambio de cierre del año.

El costo de mejoras, remodelaciones y reemplazos es capitalizado en el rubro de mobiliario y equipo y se amortizan en un período de entre 3 y 5 años. Los costos de reparaciones menores y el mantenimiento son cargados a resultados cuando ocurren.

La Compañía sigue la política de capitalizar en adición a su costo actualizado, el costo integral de financiamiento incurrido en la remodelación mayor de hoteles y en la etapa de construcción de hoteles nuevos en los que posee una participación mayoritaria. El importe capitalizado es actualizado anualmente conforme a factores derivados del INPC y la aplicación a los resultados de operación se realiza conforme a la vida útil estimada de las propiedades. Al 31 de diciembre de 2003 y 2002 no se capitalizaron importes por este concepto.

Los valores residuales y el porcentaje promedio de depreciación de las propiedades y equipo son:

	Valores residuales (%)	Porcentaje promedio de depreciación
Edificios	24	2
Mobiliario y equipo	10	8
Equipo de transporte	10	28
Equipo de cómputo	8	32

h. Otros activos - Los costos erogados en la fase de desarrollo y que den origen a beneficios económicos futuros porque cumplen con ciertos requisitos para su reconocimiento como activos, se capitalizan y se amortizan con base en el método de línea recta. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación, se registran en resultados en el ejercicio en que se incurren. Los gastos preoperativos que se erogan a partir del 1 de enero de 2003, se registran directamente en los resultados del ejercicio en que se incurren. Los gastos preoperativos capitalizados hasta el 31 de diciembre de 2002, se amortizan con base en el método de línea recta en un periodo de 10 años.

i. Instrumentos financieros - Los activos y pasivos financieros que resultan de cualquier tipo de instrumento financiero, excepto por las inversiones en instrumentos financieros conservados a su vencimiento, se valúan a su valor razonable y se presentan en el balance general. Los efectos de la valuación de un activo o pasivo financiero se reconocen en los resultados del periodo al que corresponden. Las inversiones en los instrumentos financieros que son conservados a su vencimiento se valúan a su costo de adquisición. Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan. Los dividendos que provienen de instrumentos financieros de capital, se reconocen en los resultados del mismo ejercicio en el que se afecta el valor razonable del instrumento por dichos dividendos.

j. Instrumentos financieros derivados - El sistema de control interno establecido por la Compañía, incluye políticas y procedimientos para administrar su exposición a riesgos cambiarios utilizando instrumentos financieros derivados y la negociación con estos instrumentos se realiza con instituciones de reconocida solvencia. La Compañía no realiza operaciones con instrumentos financieros derivados con carácter especulativo.

Los instrumentos financieros derivados que actualmente utiliza la Compañía, son básicamente contratos de cobertura para reducir su exposición a las variaciones en tipo de cambio y tasas de interés. Las primas pactadas se amortizan durante la vigencia del instrumento financiero derivado, con base en el saldo insoluto del pasivo cubierto.

Los instrumentos financieros derivados con fines de cobertura, se valúan utilizando el mismo criterio de valuación de los activos o pasivos cubiertos, y los efectos de su valuación se reconocen en los resultados, netos de los costos, gastos o ingresos provenientes de los activos o pasivos cuyos riesgos están siendo cubiertos. Los activos o pasivos financieros que generan dichos instrumentos, se presentan en el balance general disminuyendo a los pasivos o activos cuyos riesgos están siendo cubiertos.

k. Obligaciones laborales al retiro - El pasivo por primas de antigüedad, se registra conforme se devenga, el cual se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

En relación con las subsidiarias del extranjero, no existen compromisos laborales importantes.

l. Provisiones - Cuando la Compañía tiene una obligación presente como resultado de un evento pasado, que probablemente resulte en la salida de recursos económicos y que pueda ser estimada razonablemente, se reconoce una provisión. Para efectos de su registro contable, el importe se descuenta a valor presente cuando el efecto del descuento es significativo.

m. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades - El impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

n. **Operaciones en moneda extranjera** - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados, excepto en el caso de financiamientos para la construcción de activos fijos, por los que se capitaliza el costo integral de financiamiento.

o. **Resultado acumulado por actualización** - Se integra principalmente por el resultado en conversión de subsidiarias extranjeras y por el resultado por tenencia de activos no monetarios y su correspondiente actualización.

p. **Reconocimiento de los ingresos** - Los ingresos por la operación y administración hotelera, son reconocidos al prestarse los servicios. Los ingresos por la operación del Club Vacacional se reconocen cuando se han formalizado los contratos y es cobrado por lo menos el 10% de enganche.

q. **Utilidad por posición monetaria** - La utilidad por posición monetaria, que representa el efecto sobre el poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La utilidad se origina de mantener una posición monetaria pasiva neta.

r. **Otros negocios** - Incluyen principalmente los ingresos, costos directos y gastos de operación de las subsidiarias cuya actividad es la venta de intervalos de Club Vacacional, lotes residenciales, comercialización de equipo de operación de hoteles, coordinación y supervisión de obras y las operaciones de la agencia de viajes.

s. **Utilidad mayoritaria por acción** - La utilidad mayoritaria por acción se determina dividiendo la utilidad mayoritaria entre el promedio ponderado de acciones ordinarias en circulación.

La utilidad mayoritaria diluida por acción se determina agregando 1) a la utilidad mayoritaria por acción, los intereses y la fluctuación cambiaria atribuibles al bono y créditos convertibles y 2) al promedio ponderado de acciones en circulación, el promedio ponderado de obligaciones en circulación del periodo convertidos a acciones con base en el coeficiente de conversión establecido en los contratos de emisión de bono y créditos convertibles.

t. **Estados consolidados de cambios en la situación financiera** - Presentan los cambios en moneda constante, partiendo de la situación financiera al cierre del año anterior, actualizada a moneda del cierre del último ejercicio.

4. Efectivo e inversiones temporales

	2003	2002
Efectivo	$ 130,575	$ 44,982
Inversiones temporales	97,838	219,849
	$ 228,413	$ 264,831

5. Cuentas y documentos por cobrar

	2003	2002
Clientes y agencias	$ 223,607	$ 142,920
Compañías inmobiliarias	35,740	37,902
Impuesto al valor agregado	73,749	42,547
Impuesto sobre la renta y otros impuestos por recuperar	118,990	114,096
Documentos por cobrar, neto	113,184	74,771
Tarjetas de crédito	16,380	3,930
Otras	106,883	77,854
	688,533	494,020
Estimación para cuentas de cobro dudoso	(3,537)	(4,629)
	$ 684,996	$ 489,391

6. Inventario inmobiliario

	2003	2002
Terrenos para venta	$ 218,244	$ 228,362
Villas	12,642	16,010
Lotes residenciales	17,065	15,712
Intervalos de Club Vacacional	114,529	123,072
	$ 362,480	$ 383,156

7. Documentos por cobrar a largo plazo

Corresponden a cuentas por cobrar por ventas de membresías del Club Vacacional y ventas de inventario inmobiliario, siendo sus vencimientos al 31 de diciembre de 2003 como sigue:

A cobrar durante	Miles de Dólares Americanos
2005	5,815
2006	3,708
2007	2,921
2008	1,403
2009 en adelante	466
	14,313
Equivalente en miles de pesos	$ 160,838
Menos- Estimación para documentos de cobro dudoso	(15,045)
	$ 145,793

8. Propiedades y equipo

	2003	2002
Edificios	$ 7,544,235	$ 7,356,623
Mobiliario y equipo	1,763,521	1,786,824
Equipo de transporte	44,027	41,133
Equipo de cómputo	91,400	123,121
	9,443,183	9,307,701
Menos- Depreciación acumulada	(3,199,486)	(3,070,485)
	6,243,697	6,237,216
Terrenos	1,519,845	1,698,022
Construcciones en proceso	119,517	80,814
	$ 7,883,059	$ 8,016,052

9. Inversión en acciones de asociadas

	% de participación al 31 de diciembre de 2003	2003	2002
Inversiones en asociadas-			
Inmobiliaria Las Animas, S. A. de C. V.	25	$ 17,190	$ 19,304
Inmobiliaria Fiesta La Noria, S. A. de C.V.	-	-	12,653
		17,190	31,957
Otras-			
Inmobiliaria Hotelera de Yucatán, S. A. de C. V.	9.2	4,741	4,930
RíoTur Empresa de Turismo do Municipio do Río de Janeiro S/A	1.9	3,412	3,766
TurisRio Companhia de Turismo do Estado do Río de Janeiro S/A	0.5	92	102
Otras		2,358	2,451
		10,603	11,249
		$ 27,793	$ 43,206

10. Otros activos

	2003	2002
Gastos preoperativos, netos	$ 292,472	$ 340,781
Crédito mercantil, neto	2,095	12,015
Derecho de arrendamiento	33,294	-
Arrendamiento pagado por anticipado	288,807	158,605
Intereses y comisiones pagados por anticipado	81,072	88,765
Cargos diferidos Club Vacacional	60,096	41,938
Otros	30,923	-
	$ 788,759	$ 642,104

Durante el mes de octubre de 2003 mediante su subsidiaria, Posadas Do Brasil, Ltd., la Compañía adquirió la cesión de derechos para el uso del hotel Caesar Park CPIA. La operación ascendió a $288,807 (74.255 millones de reales brasileños) que incluyen $158,605 (36.944 millones de reales brasileños) pagados en 2002 y que se presentan como arrendamiento pagado por anticipado.

11. Deuda a largo plazo

Al 31 de diciembre se encuentra integrada como sigue (tasas de interés vigentes al 31 de diciembre de 2003):

	2003	2002
DÓLARES AMERICANOS Y EUROS:		
International Finance Corporation (IFC) y DEG-DEUTSCHE INVESTITIONS UNDENT-WICKLUNG-SGESELLCHAFT MBH (DEG) con garantía hipotecaria y avales de algunas subsidiarias a una tasa ponderada de 7.98%	$ 400,532	$ 469,044
Bancomext con garantía hipotecaria de algunas subsidiarias a tasas variables entre el 3.45% y el 8.50%	464,855	924,961
Préstamos con garantía hipotecaria a tasas variables entre el 4.25% y el 7.67%	935,412	937,905
Otros préstamos a tasas variables del 4.69%	44,876	248,205
PESOS MEXICANOS:		
Programas de Certificados Bursátiles, a tasa fija de 5.15% y variables de 9.59% y 10.48%.	1,929,296	752,327
Préstamos con garantías hipotecarias a tasas variables del 8.77%	48,000	109,858
Otros préstamos a tasas variables	84,500	347,000
UNIDADES DE INVERSIÓN (UDIS)-		
Préstamo con garantía hipotecaria	-	179,282
	3,907,471	3,968,582
Menos- Vencimientos a plazo menor de un año	(552,608)	(753,230)
Deuda a largo plazo	$ 3,354,863	$ 3,215,352

Los vencimientos de la deuda a largo plazo al 31 de diciembre de 2003, son como sigue:

A pagar durante	Pesos	Denominada en Dólares americanos (Miles)
2005	$ 320,956	36,898
2006	188,456	25,767
2007	188,456	22,660
2008 y posteriores	1,263,657	38,668
	$ 1,961,525	123,993
Equivalente en miles de pesos		$ 1,393,338
Total en miles de pesos		$ 3,354,863

Al 31 de diciembre de 2003, la deuda financiera que incluye garantía hipotecaria asciende a $2,340,595. Las principales garantías corresponden a inmuebles (hoteles), cuyo valor neto en libros asciende a $4,818,216, así como avales de algunas compañías subsidiarias.

En 2001, Grupo Posadas, S. A. de C. V. constituyó un Programa de Certificados Bursátiles quirografarios, por un monto total autorizado de hasta $1,000,000. El valor nominal de los certificados es de cien pesos y cada emisión vence en un plazo de uno hasta diez años, denominados en pesos o Unidades de Inversión (UDIS) y con intereses pagaderos cada 28 días a la tasa que se establezca para cada emisión. Con fecha 14 de mayo de 2003 se realizó la emisión de certificados con un valor de $250,000 con la que se cubrió el monto total autorizado.

Durante 2002, Grupo Posadas, S.A. de C.V. constituyó un Programa de Certificados Bursátiles por una institución financiera con aval del 50%, por un monto total autorizado de hasta $1,500,000. El valor nominal de los certificados es de cien pesos. Durante 2003 se realizó la emisión de certificados con valor de $875,000 con vencimiento el 27 de enero de 2009. El monto del principal se pagará mediante 56 pagos consecutivos cada periodo de 28 días a partir de noviembre de 2004. El programa tiene vigencia de dos años seis meses y al 31 de diciembre de 2003 están disponibles para emisión certificados por un valor de $625,000.

Las principales características de la deuda vigente con el IFC y el DEG se resumen a continuación:

- Financiamiento por US 90 millones y 8 millones de euros (EUR) con vencimiento máximo en el 2012 y con amortizaciones semestrales a partir de julio de 1998. Al 31 de diciembre de 2003 estos financiamientos ascienden a US 34 millones y EUR 1.5 millones.

- Financiamientos por US 10 millones y EUR 5 millones con vencimiento en diciembre de 2009 y una tasa de interés de Libor más 1 punto porcentual y Euro Libor a 6 meses más 3 puntos porcentuales, respectivamente. Estos préstamos tienen la característica de convertibilidad por acciones Serie "L" de la Compañía.

- Los intereses son pagaderos semestralmente.

Las restricciones más significativas son:

- El pago de dividendos y la distribución de su participación accionaria, está sujeto al cumplimiento de ciertas razones financieras.

- La Compañía no debe invertir o permitir que cualquiera de sus subsidiarias inviertan una cantidad mayor al diez por ciento de los activos consolidados (netos de depreciación) en terrenos sin desarrollo, en terrenos desarrollados y en proyectos para el desarrollo de condominios.

- La Compañía debe mantener una póliza de seguro para todas sus propiedades, activos y negocios contra pérdidas y daños.

- Las restricciones a las razones financieras, entre otras, son:

Razones financieras:	Restricción
Liquidez	No menor que 0.80
Pasivo oneroso a capital contable	No mayor que 1.22
Cobertura de intereses	No menor que 2.20
Nivel de endeudamiento	No mayor que 52%
Utilidad anualizada antes de impuestos, intereses, depreciación y amortización entre gastos financieros más deuda a corto plazo.	No menor que 1.00

Al 31 de diciembre de 2003 estas restricciones han sido cumplidas, habiéndose obtenido la dispensa para el pago de dividendos decretado en 2003.

12. Pasivos acumulados a largo plazo

	2003	2002
Reserva para contingencias	$ 46,167	$ 31,062
Primas de antigüedad	11,830	8,705
Accionistas preferentes	6,126	3,929
Otros	23,796	29,215
	$ 87,919	$ 72,911

13. Obligaciones laborales al retiro

El costo neto del período por obligaciones derivadas del plan de pensiones y primas de antigüedad, ascendió a $ 6,502 y $ 6,866 en 2003 y 2002, respectivamente. Otras revelaciones que requieren las disposiciones contables se consideran poco importantes.

14. Acciones en fideicomiso

La Compañía tiene establecidos dos fideicomisos para mantener acciones de Grupo Posadas, S. A. de C. V. para ser asignadas a ejecutivos.

Existe un comité encargado de otorgar el derecho de adquisición de las acciones o asignar el número de acciones, plazo y valor de asignación para cada ejecutivo elegible, en base a criterios de desempeño, reservándose el ejecutivo la opción de ejercerlo al término del plazo. Las acciones aún no liquidadas por los ejecutivos, se presentan en el balance general disminuyendo el capital contable. Al 31 de diciembre de 2003, los fideicomisos tienen en propiedad 6,413,162 acciones Serie "A", valuadas a costo de adquisición que asciende a $7,379.

15. Capital contable

a. Al 31 de diciembre el capital social está integrado por acciones sin expresión de valor nominal, como sigue:

	Número de acciones					
	2 0 0 3			**2 0 0 2**		
	Serie"A"	**Serie "L"**	**Total**	**Serie"A"**	**Serie "L"**	**Total**
Capital autorizado	603,394,827	128,985,074	732,379,901	603,394,827	128,985,074	732,379,901
Menos-						
Capital no suscrito	(153,722,841)	(20,038,219)	(173,761,060)	(161,333,609)	(20,038,219)	(181,371,828)
Capital suscrito	449,671,986	108,946,855	558,618,841	442,061,218	108,946,855	551,008,073
Menos-						
Recompra de acciones	(1,027,042)	(230,643)	(1,257,685)	(1,163,542)	(205,643)	(1,369,185)
Acciones en fideicomiso	(6,413,162)	(1,746,250)	(8,159,412)	(80,162)	-	(80,162)
Acciones en fideicomiso de garantía	(58,410,768)	-	(58,410,768)	(50,800,000)	-	(50,800,000)
	(65,850,972)	(1,976,893)	(67,827,865)	(52,043,704)	(205,643)	(52,249,347)
	383,821,014	106,969,962	490,790,976	390,017,514	108,741,212	498,758,726

b. La acciones en fideicomiso de garantía corresponden a acciones suscritas y pagadas por la fiduciaria con el propósito de garantizar con estas acciones y mediante un contrato de fideicomiso irrevocable de administración y garantía celebrado con instituciones financieras, un contrato de crédito simple hasta por la cantidad de US 43.9 millones, línea de crédito que al 31 de diciembre de 2003 ha sido totalmente utilizada.

c. El capital social está integrado por acciones Serie "A" que podrán ser suscritas por personas físicas o personas jurídicas y morales de nacionalidad mexicana, y por extranjeros a través del fondo neutro constituido en Nacional Financiera, S.N.C. y por acciones Serie "L" que serán de voto y otros derechos corporativos limitados, de libre suscripción y están limitadas al 25% del total del capital social.

d. La distribución del capital contable, excepto por los importes actualizados del capital social aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año de 2003 la tasa fue el 34% la cual se reducirá en un punto porcentual en cada año, hasta llegar al 32% a partir del 2005. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

La utilidad neta de la Compañía, estará sujeta a la disposición legal que requiere que el 5% de las utilidades de cada ejercicio sean traspasadas a la reserva legal, hasta que ésta sea igual al 20% del capital social. Al 31de diciembre de 2003 esta reserva se presenta dentro de los resultados acumulados y asciende a $67,123 (a valor nominal) y no es susceptible de distribuirse a los accionistas excepto en la forma de dividendos en acciones.

e. Inversión de accionistas preferentes - Corresponde a 23,413,903 acciones preferentes del capital social de Promotora del Caribe, S. A. con un valor nominal de un dólar americano cada una, que representan conversión de deuda pública mexicana invertida por sus accionistas en un hotel en México. Estas acciones serán redimidas en dólares americanos a su valor de suscripción a través de dividendos futuros distribuidos por su subsidiaria. Las acciones preferentes tienen un interés fijo equivalente a la tasa LIBOR con un límite máximo de 8% anual, el cual es pagadero en semestralidades. La redención de estas acciones y de su correspondiente interés, está condicionada a la generación de flujo y utilidades por parte de la subsidiaria, después del pago de deuda financiera y del cumplimiento de ciertas condiciones. Al 31 de diciembre de 2003 y 2002 ha sido registrado el pasivo correspondiente a esa fecha por $6,126 y $3,929, respectivamente.

El importe de la inversión de accionistas preferentes se presenta como interés minoritario en los balances generales consolidados adjuntos, cuyo monto al 31 de diciembre de 2003 asciende a $263,106.

16. Saldos y operaciones en moneda extranjera

La posición en moneda extranjera significativa al 31 de diciembre es:

	2003	2002
MILES DE DÓLARES AMERICANOS		
Circulantes:		
Activos monetarios	42,771	34,963
Pasivos monetarios	(44,315)	(66,101)
	(1,544)	(31,138)
Largo plazo:		
Activos monetarios	14,312	14,767
Pasivos monetarios	(123,993)	(191,721)
	(109,681)	(176,954)
Posición pasiva, neta	(112,225)	(208,092)
Equivalente en miles de pesos	$ (1,249,858)	$ (2,338,371)
MILES DE REALES BRASILEÑOS:		
Activos	12,786	12,030
Pasivos	(39,508)	(42,265)
Posición pasiva, neta	(26,722)	(30,235)
Equivalente en miles de pesos	$ (101,795)	$ (115,177)
MILES DE PESOS ARGENTINOS-		
Activos	21,323	17,985
Pasivos	(11,425)	(6,711)
Posición activa, neta	9,898	11,274
Equivalente en miles de pesos	$ 37,693	$ 42,933

Los tipos de cambio vigentes a la fecha de los estados financieros fueron como sigue:

	31 de diciembre de 2003	31 de diciembre de 2002	19 de marzo de 2004
Pesos por dólar americano	$ 11.2372	$ 10.4393	$ 11.0128
Pesos por real brasileño	$ 3.8894	$ 2.9545	$ 3.8440
Pesos por peso argentino-	$ 3.8081	$ 3.0915	$ 3.9015

Las operaciones en moneda extranjera efectuadas por las compañías localizadas en México corresponden principalmente a los ingresos por operación de hoteles, ventas de membresías del Club Vacacional y del inventario inmobiliario e intereses a cargo.

17. Aspectos fiscales

Régimen fiscal en México - Las compañías mexicanas están sujetas al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos pasivos y activos monetarios a través del ajuste anual por inflación, el cual es similar a la utilidad por posición monetaria.

La tasa de ISR fue del 35% en 2002 y del 34% en 2003, la cual se reducirá en un punto porcentual por año hasta llegar al 32% en 2005. A partir de 2002 se eliminaron la deducibilidad de la participación de los trabajadores en las utilidades y la obligación de retener el impuesto sobre la renta por pago de dividendos a personas físicas o a residentes en el extranjero.

Por otra parte, el IMPAC se causa a razón de un 1.8% sobre un promedio neto de la mayoría de los activos (a valores actualizados) menos ciertos pasivos y se paga únicamente por el monto en que exceda al ISR del año. Cuando en algún ejercicio resulte IMPAC en exceso de ISR, se podrá acreditar contra dicho exceso, el importe en el que el ISR hubiera excedido al IMPAC en los tres ejercicios inmediatos anteriores y cualquier pago que se efectué es recuperable contra el monto en el que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

La Compañía causa el ISR el IMPAC en forma consolidada con algunas de sus subsidiarias, en la proporción en que es propietaria de las acciones con derecho a voto de las subsidiarias al cierre del ejercicio. A partir del 1º de enero de 2002, la proporción se calcula de acuerdo a la participación accionaria promedio diaria que la sociedad controladora mantenga durante el ejercicio en sus subsidiarias. Los resultados fiscales de las subsidiarias se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta en impuesto al activo tanto de Grupo Posadas, S. A. de C. V. como de sus subsidiarias, se realizan como si no hubieran optado por la consolidación fiscal.

La utilidad para efectos de participación de utilidades a los empleados aplicable a las compañías mexicanas no reconoce los ajustes por inflación, el resultado cambiario se deduce o acumula de acuerdo a su exigibilidad y se calcula sobre los resultados individuales de cada compañía.

Régimen fiscal en Estados Unidos - De acuerdo con la legislación norteamericana vigente, las compañías subsidiarias que operan en dicho país, se encuentran sujetas al pago de impuesto sobre la renta a la tasa del 34%.

Régimen fiscal en Brasil - De acuerdo con la legislación brasileña vigente, las subsidiarias que operan en dicho país, están sujetas al impuesto federal a los ingresos y al impuesto a la contribución social, los cuales se causan a una tasa del 25% y 8% respectivamente. El impuesto federal a los ingresos puede ser reducido por ciertos montos, cuando es aplicable, si las compañías invierten un monto equivalente en proyectos aprobados por el Gobierno y en otras áreas o industrias de Brasil.

Al 31 de diciembre de 2003 las subsidiarias que operan en Brasil tienen pérdidas fiscales por amortizar para efectos del impuesto federal a los ingresos por $43,935. Así mismo, dichas compañías no están reconociendo efecto diferido de impuesto federal a los ingresos por la incertidumbre existente para la recuperación de las pérdidas fiscales.

Régimen fiscal en Argentina - De acuerdo con la legislación Argentina vigente, la subsidiaria que opera en dicho país, se encuentra sujeta al pago de los impuestos a las ganancias y a la ganancia mínima presunta. La tasa vigente para el impuesto a las ganancias es del 35% sobre la utilidad impositiva estimada de cada ejercicio. Por otra parte, el impuesto a la ganancia mínima presunta se causa a razón del 1%, sobre la renta potencial de ciertos activos productivos, de modo que la obligación fiscal de la Compañía coincidirá con el mayor de ambos impuestos.

Al 31 de diciembre de 2003, la compañía subsidiaria que opera en Argentina tiene pérdidas fiscales por amortizar para efectos del impuesto a las ganancias por $8,907 cuyo vencimiento será entre el 2005 y 2006.

Resultado fiscal en México - Las principales diferencias que afectaron el resultado fiscal de la Compañía fueron las relativas al reconocimiento de los efectos de la inflación, la diferencia entre las compras y los costos de operación, la participación en los resultados de compañías asociadas, la amortización de créditos diferidos y la amortización de pérdidas fiscales de ejercicios anteriores.

a. Al 31 de diciembre los impuestos causados se analizan como sigue:

	2003	2002
ISR causado	$ 53,288	$ 43,060
ISR diferido	(18,978)	(33,448)
IMPAC	43,578	60,340
	77,888	69,952
Menos:		
Beneficio en consolidación fiscal	(5,747)	(34,402)
	$ 72,141	$ 35,550

b. Los principales conceptos que originan el saldo del pasivo por ISR diferido al 31 de diciembre son:

	2003	2002
Documentos por cobrar	$ (208,128)	$ (121,619)
Estimación para cuentas de cobro dudoso	779	1,140
Inventarios	67,290	62,096
Pagos anticipados	(2)	(7,810)
Propiedades y equipo	(1,436,600)	(1,471,983)
Otros activos	(122,794)	(84,526)
Reservas	70,794	67,456
Pérdidas fiscales por amortizar	294,321	218,071
IMPAC recuperable	172,021	155,878
	$ (1,162,319)	$ (1,181,297)

c. Las pérdidas fiscales pendientes de amortizar y el IMPAC por recuperar, a nivel consolidado, por los que ya se ha reconocido parcialmente el activo por ISR diferido y un pago anticipado por ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2003 son:

Vencimiento	Pérdidas fiscales por amortizar	IMPAC Recuperable
2007	$ 319,248	$ -
2008 y posteriores	-	112,603
	$ 319,248	$ 112,603

18. Créditos diferidos

	2003	2002
Superávit en adquisición de negocios por amortizar, neto	$ 8,143	$ 6,899
Ingresos diferidos Club Vacacional, neto de costos y gastos	4,810	-
Otros ingresos diferidos	25,515	20,010
	$ 38,468	$ 26,906

19. Compromisos

Al 31 de diciembre de 2003 y 2002, la Compañía tiene contratos a largo plazo por rentas de inmuebles hoteleros, los cuales tienen un vencimiento máximo en 2012. El importe de las rentas está en función a porcentajes variables entre 12% y 21%, aplicables a los ingresos de la actividad hotelera que genere cada propiedad arrendada. Al 31 de diciembre de 2003 y 2002 se pagaron por dicho concepto $101,034 y $120,938, respectivamente

20. Contingencias

Algunas compañías tienen litigios derivados de sus operaciones normales, de los cuales se han cubierto los principales mediante la reserva para contingencias presentada en el balance general. En opinión de la gerencia y del departamento jurídico de la Compañía, el resultado de las contingencias no cubiertas no afectará en forma importante la situación financiera y el resultado de las operaciones.

21. Información por áreas geográficas y segmentos

La Compañía opera en las siguientes áreas geográficas: México, Sudamérica (Brasil y Argentina) y Estados Unidos de América. Los principales datos por área geográfica para 2003 son los siguientes:

	México	Sudamérica	Estados Unidos	Consolidado
Ingresos totales de operación	$ 3,342,001	$ 282,016	$ 239,768	$ 3,863,785
Depreciación , amortización y arrendamiento de inmuebles	$ 467,809	$ 26,792	$ 21,542	$ 516,143
Utilidad de operación	$ 483,284	$ 26,233	$ 31,609	$ 541,126
Utilidad neta consolidada	$ 64,214	$ 24,556	$ 14,876	$ 103,646
Activos totales	$ 8,427,382	$ 1,416,404	$ 335,324	$ 10,179,110
Pasivos totales	$ 5,633,361	$ 190,888	$ 236,546	$ 6,060,795

El total de activos, depreciación y amortización por segmentos de negocio son:

	Inversión hotelera y corporativa	Administración y marca	Otros Negocios	Consolidado
Activos totales	$ 9,108,961	$ 94,913	$ 975,236	$ 10,179,110
Depreciación, amortización y arrendamiento de inmuebles	$ 502,940	$ 12,632	$ 571	$ 516,143

Los principales datos por área geográfica para 2002 son los siguientes:

	México	Sudamérica	Estados Unidos	Consolidado
Ingresos totales de operación	$ 3,456,283	$ 173,232	$ 264,989	$ 3,894,504
Depreciación, amortización y arrendamiento de inmuebles	$ 420,407	$ 28,356	$ 21,065	$ 469,828
Utilidad de operación	$ 563,972	$ 10,627	$ 12,527	$ 587,126
Utilidad neta consolidada	$ 25,649	$ 44,224	$ 3,836	$ 73,709
Activos totales	$ 9,246,282	$ 541,194	$ 384,036	$ 10,171,512
Pasivos totales	$ 5,670,985	$ 103,908	$ 294,292	$ 6,069,185

El total de activos, depreciación y amortización por segmentos de negocio son:

	Inversión hotelera y corporativa	Administración y marca	Otros Negocios	Consolidado
Activos totales	$ 8,937,008	$ 216,466	$ 1,018,038	$ 10,171,512
Depreciación, amortización y arrendamiento de inmuebles	$ 458,730	$ 10,618	$ 480	$ 469,828

22. Nuevos pronunciamientos contables

En marzo de 2003, el Instituto Mexicano de Contadores Públicos ("IMCP") emitió el Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición" ("C-15"), de aplicación obligatoria para estados financieros de periodos que inicien el 1º de enero de 2004, aunque se recomienda su aplicación anticipada. El C-15 establece, entre otros aspectos, nuevas reglas para el cálculo y reconocimiento de pérdidas por deterioro y su reversión, y que ante la presencia de indicios de deterioro de los activos de larga duración en uso, tangibles e intangibles incluyendo el crédito mercantil, las entidades deben determinar la posible pérdida por deterioro, a menos que cuenten con evidencias que demuestren en forma contundente que dichos indicios son de carácter temporal. Para calcular la pérdida por deterioro, se debe determinar el valor de recuperación que ahora se define como el mayor entre el precio neto de venta de una unidad generadora de efectivo y su valor de uso, que es el valor presente de los flujos netos de efectivo futuros, utilizando una tasa apropiada de descuento. En las disposiciones anteriores al C-15, se utilizaban flujos netos de efectivo futuros referidos al poder adquisitivo a la fecha de evaluación, sin requerir que dichos flujos fueran descontados. La administración de la Compañía estima que la adopción de este nuevo principio contable al 1º de enero de 2004, no tendrá efectos importantes en su situación financiera y resultados.

En mayo de 2003, el IMCP emitió el Boletín C-12 "Instrumentos financieros con características de pasivo, de capital o de ambos" ("C-12"), de aplicación obligatoria para estados financieros de períodos que inicien el 1º de enero de 2004, aunque se recomienda su aplicación anticipada. En el C-12 se reúne la normatividad que se encuentra en otros boletines emitidos por el IMCP respecto a la emisión de instrumentos financieros de deuda, de capital y combinados y se agregaron otras normas, para el reconocimiento contable de estos instrumentos. En consecuencia, el C-12 indica las diferencias básicas entre el pasivo y el capital contable, y establece las reglas para clasificar y valuar en el reconocimiento inicial, los componentes de pasivo y de capital de los instrumentos financieros combinados. El reconocimiento y valuación posterior de los componentes de pasivo y capital contable de los instrumentos financieros, queda sujeto a las normatividad previamente emitida en los boletines aplicables. La administración de la Compañía estima que la adopción de este principio no tendrá efectos importantes en su situación financiera.


POSADAS MR